3/31/06



06019646

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME H & M Hennes & Mauritz

*CURRENT ADDRESS Regeringsgatan 48
SE-106 38 Stockholm
Sweden

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 17 2007

THOMSON
FINANCIAL

FILE NO. 82- 35076

FISCAL YEAR 11/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: mrc

DATE: 3/23/07

Annual Report 2005

Tunic €34,90

H&M


Blazer €79,90
Did you know that first-class design doesn't have to cost an arm and a leg? Suits, shirts and ties of the finest quality from only €216.


Top €14,90
Did you know that new fashions come into H&M's stores every day?
Our business concept is to offer fashion and quality at the best price.


Corset € 19,90


Did you know that in the spring 2005 H&M staged a big fashion event in New York? In the middle of Central Park the world's top fashion press joined other influential individuals to see H&M's Autumn Collection. The event was covered by the media all over the world.


Necklace €19,90

Did you know that jewellery designer Solange Azagury-Partridge designed a fantastic collection of jewellery for Christmas with red – the colour of Christmas – as the main colour?


Ring € 19,90


Vest € 14,90
Did you know that the romantic trend will continue during spring 2006, with influences from the turn of the century?


Swimwear
€6,90

Did you know that our swimwear is tested thoroughly to ensure that the garments retain their colour and shape, e.g. in chlorinated water?


Skirt €4,90
Did you know that all our children's clothes go through
a needle detector as soon as they are finished?


Blouse € 14

Did you know that H&M conducts more than half a million quality tests to ensure that the products we sell meet our high standards?

CONTENTS

* Formal Annual Report

BUSINESS CONCEPT, GOALS AND STRATEGY

Business concept
H&M's business concept is to offer fashion and quality at the best price.

Growth target
H&M's growth target is to increase the number of stores by 10–15 per cent per year but also to increase sales at existing stores. The availability of attractive business locations is the major deciding factor in our rate of expansion. The goal is to grow at a controlled pace and maintain profitability. In 2005, 145 stores were opened and 20 were closed, increasing the net store count by almost 12 per cent.

H&M is an expansive and financially strong company. The strategy is to grow whilst maintaining good profitability and control. In the past five years we have increased turnover by 100 per cent, the number of stores has increased by 75 per cent and earnings per share by 262 per cent. This expansion has been entirely self financed.

Strategy
In order to offer the latest fashion H&M has its own design and buying department that creates our collections.

In order to ensure that our products are of good quality, quality checks are carried out frequently. In addition to product quality itself, quality also means the goods are being produced with minimal impact on the environment and under good working conditions.

We achieve the best price by:
- few middlemen
- buying in large volumes
- having a broad, in-depth knowledge of design, fashion and textiles
- buying the right products from the right market
- being cost-conscious at every stage
- having efficient distribution.

FACTS ABOUT H&M

- H&M's first store was opened in Sweden in 1947.
- H&M has almost 1,200 stores in 22 countries.
- H&M's clothing collections for women, men, teenagers and children are created by our more than one hundred designers, working together with buyers and pattern makers.
- H&M also sells own-brand cosmetics.
- New goods are delivered to our stores daily.
- In the Nordic countries H&M Rowells sells fashion by catalogue and online.
- H&M does not own any factories, but instead works with around 700 independent suppliers in primarily Asia and Europe.
- H&M has 22 production offices around the world, nine in Europe and eleven in Asia and one each in Africa and Central America.
- The Group employs over 50,000 people.
- Turnover including VAT amounted to SEK 71,886 m in 2005.
- Profit after financial items amounted to SEK 13,553 m in 2005.
- Earnings per share amounted to SEK 11.17, which is an increase of 27 per cent compared to the previous year.


Suit € 138,90

H&M IN 2005

- Continued profitability improvement.
- Substantial expansion – at the end of the year H&M had 1,193 stores in 22 countries. 145 new stores were opened – most of them in Germany, the USA, the UK, Poland and Spain – and 20 stores were closed.
- H&M was very well received in the new markets of Ireland and Hungary. Four stores were opened in Ireland, three of which are in Dublin. We opened our first store in Budapest, Hungary in the autumn.
- H&M celebrated 25 years in Germany.
- Major expansion in Spain. At the end of the year H&M had 50 stores around the country.
- The first two H&M stores in San Francisco were opened in November. The reception on the West Coast of the USA has been fantastic.
- In April H&M arranged a big fashion event in Central Park, New York. Journalists and opinion leaders from around the world gathered there as H&M's Autumn Collection was presented by 150 models.
- H&M is continuing to work with prominent designers. The message is that design is not a matter of price.
- In November "Stella McCartney for H&M" was launched. This was a women's wear collection consisting of around 40 garments and accessories designed by Stella McCartney at H&M prices. The collection attracted much attention among both customers and media.
- In January 2006 H&M became a participating company in the Fair Labor Association, a non-profit organisation that focuses on improving working conditions in factories around the world.

FINANCIAL HIGHLIGHTS

	2005	2004
Turnover including VAT, SEK m	71,885.8	62,985.9
Change, %	+14	+11
Operating margin, %	21.5	19.9
Profit after financial items, SEK m	13,552.8	11,005.3
Net profit for the year, SEK m	9,246.5	7,274.8
Earnings per share, SEK	11.17	8.79
Change, %	+27	+14
Return on shareholders' equity, %	38.4	34.4
Return on capital employed, %	56.3	51.9
Debt/ratio, %	0.0	0.2
Share of risk-bearing capital, %	80.2	82.5
Equity/assets ratio, %	78.1	79.0
Total number of stores	1,193	1,068
Average number of employees	34,614	31,701


H&M
H&M

Ten new stores were opened in Spain in 2005.





[illegible]



H&M is nowadays a participating company in the Fair Labour Association.


STELL

"Stella McCartney for H&M" was launched in 22 countries on 10 November 2005.

ANOTHER SUCCESSFUL YEAR FOR H&M

2005 WAS ANOTHER strong year for H&M in which we experienced a positive sales trend, attracted many new customers and improved our profitability even more. It was also a year in which, through a number of high profile activities, we strengthened the H&M brand and position in the international arena where we have been a player for many years. We opened a total of 145 new stores during the year and entered two new markets – Ireland and Hungary.

Margins reached a record high

The turnover including VAT amounted to almost SEK 72 billion in 2005, which is an increase of 14 per cent. We enjoyed good sales growth and strengthened our operating profit in all markets.

The year was characterised by strong profitability. The gross margin improved by almost 2 percentage units to 59.1 per cent which is the highest gross margin ever. The operating margin was also the highest in the company's history at 21.5 per cent. Profit after financial items increased by 23 per cent to reach SEK 13.5 billion.

The key to our success

People often ask me why H&M is doing so well. First of all, the dedication and excellent work of all of H&M's co-workers is a major factor. The success of our collections – the fact that they are attractive to our customers and inspire them to buy – is also crucial. This year we were able to offer our customers much fashion for the money. This included a greater proportion of more detailed, higher quality tailored garments.

Our strong profitability is mainly attributable to our low level of markdowns and to our cost-efficient buying and logistics organisation. The removal of restrictions on imports from China up to mid-June also had a positive impact, as it resulted in lower buying costs.

Our success is also a result of our focus on increased clarity in the buying organisation and in the stores. This initiative, which was introduced in 2004, is an ongoing and never-ending process that now has had an impact on all of our markets.

International attention

It has been a very eventful year during which H&M attracted a great deal of attention from the media around the world.

The highlight of the spring was our big fashion show in New York, where the world's fashion elite gathered in Central Park to get a glimpse of H&M's autumn collections.

Autumn's main event was our collaboration with British fashion designer Stella McCartney, who designed a women's wear collection consisting of about 40 garments and accessories. The collection was very well covered by the media and appreciated by our customers. We look upon this collaboration as clear confirmation of the strength of our business concept, in which fashion and design are not a matter of price.

Continued growth

H&M is continuing to grow. Over the past five years, we have increased the number of stores by almost 75 per cent, increased turnover by 100 per cent and increased net profit after tax by 262 per cent. At the end of the financial year, we had almost 1,200 stores in 22 countries in Europe and North America and more than 50,000 co-workers around the world.

Our primary expansion markets are Germany, the USA, the UK, Poland, Spain, France, Italy and Canada. In Germany, our biggest market, we opened 23 new stores giving a total of 288 at the end of the financial year. Germany's portion of the Group's turnover has gone down gradually hence our other markets have been growing and new countries have been added.

France and Spain are examples of rapidly growing H&M markets in which we have established our brand and opened numerous stores in a short period of time. We opened our first store in France in 1998 and we entered Spain in 2000. At the end of the financial year we had over 70 stores in France and 50 stores in Spain.

North America is also an important expansion market for H&M. We now have more than 100 stores in the USA and Canada together. In November we launched our first two west coast, U.S. stores – in San Francisco. The stores were very well received and sales have greatly surpassed our expectations. We are happy to report that our U.S. operation now shows a positive operating profit, despite continued strong expansion.

Development has been strong in our other major expansion markets too, with many new stores opening and more and more customers discovering H&M. Since 2003 we have established stores in eight new markets, all of which are progressing well. Ireland and Hungary became new countries for H&M during the year, with stores in Dublin and Budapest, among other places.

Expansion 2006

H&M's strategy is to continue to grow whilst maintaining good profitability. Most of our expansion in 2006 will take place in the USA, Spain, Germany, the UK, France and Canada. All in all, we plan to increase the net number of stores by around 150 over the coming year.

Notable new locations include Los Angeles and the Canary Islands, where we will open our first stores during the year.

We are also preparing for expansion into new markets. We have already signed a contract for our first store in Bratislava, Slovakia, which is planned to open in spring 2007.

Franchise stores in Dubai and Kuwait

New and exciting for H&M is that we are planning to establish stores in Dubai and Kuwait through a franchise agreement with one of the Middle East's leading retailers.

This is a way for us to open stores in a part of the world where we would not otherwise be able to establish a presence using the current H&M wholly-owned subsidiary model. We see this as an exciting business opportunity that will provide us with effective access to a very fast-growing region.

To safeguard the H&M concept, we will have full control over the establishment process, i.e. deciding on store locations, interior design, staff training and the assortment mix.

The first stores will be opened in the autumn, with one or more stores in both Dubai and Kuwait. We also intend to increase our cooperation to include other countries in the Middle East.

I would like to point out, however, that franchising is not normally a part of our establishment strategy.

Increased catalogue and online sales

We have also decided to increase our catalogue and online sales by expanding outside the Nordic countries. We will begin with the Netherlands, where we will launch online sales in autumn, 2006. We have chosen the Netherlands because it is a large mail order market that is similar in many ways to the Nordic countries. The online and catalogue sales will gradually be expanded to our other existing markets.

We are currently planning a new, large distribution centre in Poland to complement our existing distribution centre in Borås. This will serve the new catalogue and online sales countries.

New year – new challenges

I look back on 2005 with both pleasure and pride. H&M has once again achieved very strong profits, and I want to extend my heartfelt gratitude to all of our fantastic co-workers for their contribution to our success.

We are facing a new year with new challenges. With a strong financial base, a tried and trusted expansion model and an attractive business concept, we have every reason to believe that 2006 will be another successful year for H&M. ■



Rolf Eriksen



▲ Rolf Eriksen in New York for the 2005 Autumn Collection show.

THREE MEMORABLE EXPERIENCES DURING THE YEAR:

- **New York in April:** We are more than 900 spectators from around the world watching the autumn fashion show, H&M Live from Central Park – the largest fashion event ever in New York.
- **Bangladesh in October:** We visit H&M's school where vulnerable young people are offered training. So far, more than 550 dressmakers have been trained. This training will guarantee them a steady job and thereby the ability to support their families in one of the poorest countries in the world.
- **San Francisco in November:** We open our first two west coast H&M stores in the USA. Two years of planning and preparations have resulted in the biggest launch success in H&M's history.

BROAD AND VARIED FASHION RANGE FOR THE ENTIRE FAMILY

H&M OFFERS FASHION and quality at the best price through a broad and varied range of fashions for the entire family. The collections are extensive and new items come into the stores every day. In this way, the stores are renewed and customers can always find something new at H&M. The goal is that it should be easy and inspiring to shop at H&M. The customers should always be able to find a good deal.

The diversity of the fashion range allows all of the customers to find what they are looking for to complement their own personal style. There are several different concepts within the women's, men's, teenage and children's departments. All in all, the concepts consist of modern basics, current fashions and clothes that reflect the absolute latest international trends. The collections are supplemented by matching accessories, underwear, sleepwear and cosmetics.

The entire fashion range is seasonal. Cut, colours and garment types are constantly being replaced or renewed to keep up with current trends.

New at H&M in 2005 is the jeans collection called &denim. Jeans are the wardrobe mainstay for many of our customers. To make it easier for customers to find their favourite jeans among the range, we have gathered our jeans in different &denim sections. The collection consists of numerous styles – from classic bootcut to seasonal fashion jeans. We have paid great attention to fit, wash, details and fabric surface treatments.

Women

The women's wear department has a coordinated range of fashions for fashion-conscious women of all ages. The main collection is divided into tailored classics and a section containing current fashion garments. In the big cities, we also offer garments with a high fashion content for women who want to keep up with the very latest international trends.

Women's wear also includes the &denim jeans collection, L.O.G.G. with updated classic casuals, L.O.G.G. Sport for the active lifestyle, Mama for women who still want to be fashionable during their pregnancy and BiB in plus sizes. During the spring we offer an extensive swimwear collection.

Each concept in the women's wear department has a broad range of accessories that match both the main collection and the smaller concepts. There are also matching socks, underwear and sleepwear – everything from basic items to more exclusive sets.

Men

Our men's wear department also has a broad range to cover different tastes and needs as regards fashion content, function and price. The main collection contains everything from classic tailored and knitwear items to seasonal fashion garments and clothes that reflect the very latest trends. In selected stores we offer a high quality tailored collection consisting mainly of suits with matching shirts, ties and knitwear.

Men's wear also includes L.O.G.G. with updated classic casuals, L.O.G.G. Sport for the active lifestyle, the &denim jeans collection and an extensive swimwear collection during the spring season. There are also matching accessories for every concept, as well as socks, underwear and sleepwear items.

Divided – young trend

Divided offers fashion with a young look. The range consists of denim and street wear garments for boys and girls for all occasions – from everyday clothes to partywear. The extensive range, which also includes &denim and accessories, reflects the very latest international trends.

> "The trends are numerous and offer plenty of inspiration for a personal style."

Children

The children's range is divided into the different concepts for baby, children and H&M Young up to 14 years. The children's garments and accessories are as fashionable as they are practical, hard-wearing, safe, comfortable and functional. The children's garments go through thorough tests to guarantee the highest safety and quality.

The baby wear collection consists of clothes for the youngest ones (0–18 months). With a focus on fashion, function and safety, the seasonal trends are expressed in a playful way.

The children's wear collection for girls and boys aged 18 months to 8 years combines fashion, colour, graphics and design with comfort and functionality. The clothes should be as attractive as they are practical and hard-wearing.

H&M Young is a collection for 9–14 year-olds who often look to older teens for their fashion inspiration and who are more fashion conscious than younger children. H&M Young will be launched in stores during spring 2006. The collection offers seasonal garments that are functional, comfortable and safe.

L.O.G.G., which offers timeless leisure fashions, complements the range in all sizes at the children's department and includes socks, underwear, sleepwear, matching accessories and swimwear.

Cosmetics

H&M's cosmetic department offers an extensive range of make-up and body care products with matching accessories such as brushes and make-up bags. The range of products is seasonal and is constantly being renewed with new colours, perfumes and products that reflect H&M's fashion trends.

The products are not tested on animals, neither during the production process nor in the finished state. All suppliers sign an assurance that the content, packaging and labelling meet EU quality and safety requirements.

Trends in 2005 – personal style mix with jeans as the mainstay

The 2005 trends were characterised by a personal style mix with jeans as the mainstay. The biggest trend of the spring was folklore romance with a seventies influence. Folklore-inspired skirts with frills, folds and draping were the key garments of the season. Cardigans, wrap-around sweaters and thin jersey tops with folds and draping completed the picture.

The autumn collections were made up of many different trends. There was the rustic trend with an emphasis on the hand-made look and natural materials, and the minimalist trend with simple, clean-cut fashions. There was also the extravagant frills and flounces of the "barococo" fashions. Common themes were layering, new proportions combining wide and voluminous with narrow cuts, as well as contrasting fabric combinations such as matt and shiny or course and sheer.

Spring Collection 2006 – romantic and pared down

H&M Spring Collection has a much softer and more pared down look. It is romantic, tailored and polished. There are several trends involved, as is always the case at H&M, with plenty of inspiration and possibilities for personal interpretation and style.

The design team looked to fashions from the turn of the last century for inspiration. The tailored look is updated with tighter fitting jackets, waistcoats in various styles, knee-length Bermudas, knickerbockers or long, wide slacks. The shirts are collarless dress shirts or chemises. Jersey garments are lingerie-inspired and made of fine-ribbed cotton or silk. In the women's wear collection we will also offer dresses – from typical summer dresses with sun-bleached flowery patterns to chic shirt-dresses, wrap-around dresses or dresses made of draped jersey.

Sixties retro with haute couture references is another source of inspiration, with straight, minimalist lines and refined graphic patterns. Practical safari khaki garments are included, as well as summer classics such as pikés, club blazers and tennis skirts.

Belts are important with trousers and skirts, but also with knitwear, jackets and coats. Handbags are either small clutch bags or large, soft bags in leather or canvas. Jewellery has a personal touch with a real antique feel or minimalist, simple styles in silver metal. ■

H&M does not sell real fur. H&M only sells leather from cattle, pigs, goats and sheep that are raised for meat production. The down and feathers in our down jackets and accessories come exclusively from birds raised for meat production.

H&M does not wish to contribute to the devastation of the rain forests and we therefore limit the use of fibres used in our range from a number of countries. Fibres from these countries are only accepted if they are FSC certified (Forest Stewardship Council).


Women


Men


Divided – young trend


Cosmetics


Children





1. INSPIRATION

In H&M's design and buying department *the big trends are planned* up to a year in advance.

It starts with observing and analysing the world around us in order to obtain an overall picture of future trends and customer requirements. Inspiration is drawn from exhibitions, different cultures, magazines, travels, street fashion, fashion history, various trade fairs and other sources.




2. DESIGN

Once various impressions have been documented, the actual design work starts. H&M has more than 100 in-house designers working on creating the various collections. The themes, colours, fabrics, silhouettes and even certain garment types start to emerge, which is a feel that will permeate the new season's fashion.




POPULAR COLLECTIONS OUR MOST IMPORTANT SUCCESS FACTOR

THE DESIGN AND BUYING DEPARTMENT in Stockholm is where H&M's collections are created. Its task is to find a good balance between the three components that make up H&M's business concept - fashion, quality and the best price - for every target group.

Over 500 people work together to create H&M's collections for women, men, teenagers and children. To meet the needs of customers of all ages, each with their own particular style, we offer many different concepts.

Collections created with the customer in focus

The most important factor in H&M's success is that customers appreciate our collections. This means that we are constantly asking ourselves who the customers are, what their style is and what they are looking for.

One team for each concept

Each concept has its own team of designers, buyers, assistants, pattern makers and controllers as well as a section manager, all of whom work together. Each team tries to produce the right mix of garments for its concept.

The number of people on the team varies depending on the concept. More designers, buyers and pattern makers may work on the larger concepts, e.g. in women's wear, while concepts such as those for teenagers have smaller teams.

Each member of the team has specific skills that are required for creating the collection. They are united by their common interest in fashion and trends and by their understanding of what customers want.

Mix of basics, current fashion and trend garments

The range in the store is built up by putting together the right mix of basics, current fashion and trend garments. Experience of previous seasons and customer analyses help to determine the trends that we must focus on for forthcoming seasons.

The merchandisers in each sales country also provide information on running price development, sales patterns and how sales are developing.

Some trends are planned up to a year in advance as regards colours, materials and styles, while the very latest trends are picked up at much shorter notice. They are influenced by inspirational trips all over the world, street trends, exhibitions, films, magazines and various trade fairs at which textiles, design and colour are studied. ■

ONGOING BUYING THROUGHOUT THE SEASONS

H&M'S FASHION YEAR consists of two main seasons: Spring/Summer and Autumn/Winter. Buying is continually adapted to the prevailing market conditions and based on signals from our stores concerning what is selling well. To optimise fashion precision, goods are bought in on an ongoing basis during the year. Buying varies with the country and climate.

Production offices around the world

H&M has 22 production offices: nine in Europe, eleven in Asia and one each in Central America and Africa. The production offices employ approximately 750 people, by far the majority of whom are locally employed. They are responsible for contacts with the approximately 700 independent suppliers that manufacture H&M's products.

The production offices ensure that the buyer places orders with the right supplier, that the goods are produced at the right price and are of good quality, and carries out controls to ensure that production takes place under good working conditions.

Ensuring the safety and quality of the goods largely takes place at the production offices and is the result of extensive testing, including checking for shrinkage, twisting, colourfastness and dry rubbing, as well as checking that our requirements regarding chemicals have been met.

The right lead time for each item

We are constantly refining our management tools to make the flow of goods more efficient.

Lead times vary from two to three weeks up to six months. The different lead times reflect differences in the nature of the goods. It is important to know the right time to order each item. A short lead time is not always best, since the right lead time is a matter of getting the right balance between price, time and quality.

For high-volume fashion basics and children's wear it is clearly advantageous to be able to place orders far in advance. Trendier garments in smaller volumes require considerably shorter lead times. We need to be able to get supplementary orders out into the stores within just a few weeks.

Flexible planning

We aim to cut lead times further by developing our advanced planning. The later an order can be placed, the better becomes the precision and the greater the flexibility - allowing stores to be restocked quickly with the best-selling goods.

"To optimise fashion precision, goods are bought in on an ongoing basis during the year."

Fast and efficient logistics flows

Logistics is an extremely important matter for H&M. Fast, efficient flows are crucial – both when it comes to supplying goods from a production unit to the store and for the stores' feedback of sales information to the buying department. Getting the right goods in the right quantity to the right store in the right country at the right time requires a well-functioning distribution system. H&M acts both as importer and retailer, and thus has full control over each link in the chain. Another important factor is the IT support that is constantly being developed and which is one of the cornerstones of H&M's logistics.

When the goods arrive at the respective distribution centre they are checked before being delivered to the stores and to the stores' local stock warehouses. The stores' shelves are then restocked according to how well each item is selling. New items come into the stores every day, so that customers can always find something new and exciting.

Major changes to the quota system in 2005

In 2005 there were some major changes in the global trading systems and these had an impact on the clothing trade in particular. At the end of 2004/beginning of 2005, the remaining quotas on clothing and textiles were abolished. All restrictions were lifted from imports to the EU and the USA. In response to this, many companies moved part of their production to China.

The entire spring season was under a cloud of uncertainty and speculation on whether or not new import restrictions would be introduced.

In July the EU quotas were reintroduced on ten groups of goods from China as a response to the strong increase in imports from there. The quotas for 2005 were quickly filled, and as a result, large quantities of garments could not be brought into the EU. The USA also introduced import quotas in the spring on some cotton garments from China.

H&M was, however, only marginally affected by these developments. We have been working with quota systems for many years; it is a part of our day-to-day business and is a competition-neutral system. We were careful not to move too much production to China at the beginning of the year since we expected both the EU and the USA to reintroduce some form of restrictions if the volumes increased dramatically. ■

HIGH QUALITY AND SAFETY REQUIREMENTS

H&M's quality, chemical and safety tests form an important and natural part of our care for and service to the customer. Tests are carried out both in our own laboratories and at external facilities. We have our own laboratories at the majority of our production offices around the world, as well as at our head office in Sweden. Around half a million tests are carried out annually and these include everything from flame tests to testing of pH values.

Meticulous quality testing

Tests are carried out at various stages in the production process. Sample garments are tested first; the finished garments are then tested prior to being sent out to stores.

H&M's quality control is an important part of the company's buying work. Inspections start as early as during the production process to ensure the quality of the goods. The production offices have controllers who regularly inspect our suppliers' factories to make sure they are meeting H&M's quality requirements.

Our quality testing includes tests for shrinkage, twisting, colourfastness and dry rubbing. In addition, we test salt and chlorine bleaching, pilling and seam strength. Durability tests are carried out on details such as zippers and press studs. Flame tests are carried out on all clothing suspected of being easily flammable, such as thin and fluffy materials or fabrics with a brushed surface.

Extra high quality requirements for children's wear

When H&M designs garments for babies and children, our prime concern is for quality and safety. Children's garments has to be extra hard-wearing, because it is laundered more than twice as often as other garments. H&M has long been a driving force in the safety of children's garments and always follows the strictest rules of all the countries in which it has a presence.

One example of our safety-consciousness is detachable hoods on outerwear to reduce the risk of accidents if the child should get caught by the hood while playing. Other examples of our safety-consciousness include thoroughly checking buttons and ensuring that there are no potentially dangerous features such as cords or drawstrings around the neck and head. There must be no sharp edges or objects that might present a choking risk.

More information on quality and safe children's garments can be found at **www.hm.com.**

Strict chemical restrictions

H&M's fashion items are produced with the greatest care and consideration for the customer. All H&M's suppliers must abide by a special agreement – H&M's Chemical Restrictions*.

The restrictions include a list of chemicals that are not permitted in our clothes or must not be present above specified levels. Substances on the list include metals such as cadmium, lead and mercury, certain dyes, formaldehyde, PVC and brominated flame retardants.

Neither do we permit nickel content capable of causing allergic reactions in metal parts that are in contact with the skin. Particular consideration is given to substances that could cause skin irritation or allergies or that may be carcinogenic. The products undergo extensive testing to check that all our chemical requirements are met. Most of the tests are carried out at external laboratories.

As an important part of H&M's long-term work against allergies, we are participating in European standardisation work aimed at establishing reliable standards for testing allergenic substances.

* H & M Hennes & Mauritz AB and H & M Rowells AB Chemical Restrictions for Textile, Leather, Plastic and Metal products.







3. BUYING

There is a team of designers, buyers, assistants, pattern makers, controllers and a section manager for each concept. Each skill has an important part to play in the concept. To meet different needs and wishes within each concept a number of different collections are created during the year.





4. PRODUCTION

H&M's buying has been carried out on an ongoing basis for a number of years. The buyers are in close contact with our production offices around the world, which are responsible for contacts with the approximately 700 independent suppliers that manufacture our goods.



5. STORES

The time between ordering a garment and it arriving in the stores varies. It may be anything from two to three weeks up to six months, depending on the type of garment. Thanks to an efficient buying process, new goods come into the stores every day so that customers can always find something new and exciting in our range.






H&M

H&M STORES ALWAYS IN THE BEST LOCATION

BEST BUSINESS LOCATION has been a firm principle of H&M since 1947 and is no less important today. H&M does not own any stores but instead leases store premises. In this way we do not tie up capital and we can freely pursue our business concept.

The H&M store is now a well-established presence in most prominent shopping streets with considerable customer flows around Europe and in North America. In London, for example, we are located on Oxford Street, in Paris on Boulevard Haussman, in Milan on Corso Vittorio Emanuele, in New York on Fifth Avenue and in San Francisco on Powell Street.

Before establishing stores in a new market we conduct a thorough analysis of such things as demographics, employment, purchasing power and purchasing behaviour. We also carry out a local survey of the shopping areas and shopping centres. We document their size, which other stores are there and where our competitors' stores are located. Other important factors are traffic flows and accessibility by public transportation.

Local and international competitors

The clothing trade is a fragmented sector. In every individual market H&M faces competition in the form of international and local retail chains, individual shops and department stores – each with its own profile and range of products.

Naturally, we monitor the actions of our competitors, particularly when it comes to prices. But above all we concentrate on our own offering. H&M's ambition is to be the most attractive alternative for the customers at every location.

Adapted product range for each store

When a store contract is signed, work on planning, design, rebuilding and interiors begins. The goal is to have the store ready as fast as possible.

We adapt the range mix to each store, depending on factors such as location, size of store and customer flow in the area. The whole scale is represented – from large, full-range stores to smaller concept stores.

Increased clarity in stores

H&M's stores are planned to promote self-service. The store environment must be comfortable, inspiring and generate well-being. It is important to give customers ideas and inspire them to choose things that suit their own style. Displays and mannequins are used to provide customers with inspiration for how to match clothes. We also help our customers to find their way around the collection and to combine garments and accessories successfully.

H&M always tries to surprise customers with something new and new products arrive at the stores every day. In 2005 we continued to focus on presenting our products more clearly and making our stores even more inspiring.

H&M customers must be able to find their way about in whichever H&M store they happen to find themselves, whatever the location. This is achieved by way of our store fittings and display.

The most important thing is to make the most of each particular store. The interior design is often standardised, but sometimes fittings are created for a particular store. One of our flagship stores which opened in November on Powell Street in San Francisco has, for example, a trendy and stylish interior.

Establishing concept stores is a way of continuing to grow in more mature markets and in big cities, and at the same time be more visible to our customers. The stores, which are aimed at a specific target group, supplement our full-range stores. Opening concept stores also allows H&M to utilise store locations with a smaller floor area (200–700 square metres).

We currently have concept stores for teenagers, women, children, men, as well as for underwear and accessories.

> "H&M always tries to surprise customers with something new."

Constant rejuvenation

H&M's stores must always feel fresh and appealing to our customers. Minor superficial renovations are carried out on an ongoing basis. More major renovations and alterations are carried out as needed and are dependent not only by the location and size of the store and its customer flow, but also by which concepts the store sells.

Our big city stores – a crucial element of H&M's profile as a trendy fashion house – are renovated more often, as are our teenage stores. In 2005 our remodelling work included our big city centre store in Oslo and some of our larger stores in Germany. The most frequently visited stores need to be remodelled at regular intervals due to wear and tear.

Convenient shopping with H&M Rowells and the Internet

Since 1980 H&M has offered its customers an alternative and convenient way to shop by catalogue through H&M Rowells. Here, again, the business concept is to provide fashion and quality at the best price. H&M Rowells operates in Sweden, Norway, Finland and Denmark.

H&M Rowells produces two big catalogues per year – a Spring catalogue and an Autumn catalogue. These catalogues are supplemented by a number of smaller seasonal catalogues with a particular orientation. The catalogue range is partly the same as in our stores.

Many customers also choose to shop at H&M's online store. Online sales are administered by H&M Rowells and, like catalogue sales, this service is available in Sweden, Denmark, Finland and Norway.

Online sales became available in 1998 when it was set up on a trial basis in Sweden and then expanded over the next few years to the rest of the Nordic countries. A considerable expansion of online and catalogue sales is being prepared to complement the stores in the existing markets. The Netherlands will be the first country outside the Nordic region to start online sales in autumn 2006. We see the Internet as one of several distribution channels, but we anticipate that the main part of our sales will continue to take place in our stores. ■

CONTINUED INTERNATIONAL EXPANSION

AS WE LOOK back at 2005, we are able to say that it has been another successful year for H&M with strong sales in all our markets. Germany is H&M's single largest market. Sweden is second, followed closely by the UK.

During the year we opened 145 stores and established a presence in two new markets – Ireland and Hungary. 20 stores were closed due to relocations. At the end of the financial year H&M had 1,193 stores in 22 countries.

H&M's turnover including VAT in 2005 amounted to SEK 71.9 billion, an increase of 14 per cent on the previous year. With comparable exchange rates, the increase was 13 per cent.


Expansion 1974 – 2005
Number of stores
Number of markets
3
4
5
6
7
8
9
10
11
12
14
18
20
22
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0

At the time of the IPO in 1974, H&M was present in Sweden, Norway and Denmark. In 1976 the company started to expand outside the Nordic region and at the end of the financial year 2005 H&M had 1,193 stores in 22 countries.

Strong development in the major expansion markets

The majority of the expansion in 2005 took place in Germany, the USA, the UK, Poland and Spain. All expanding markets developed well.

Strong position in Germany and the UK

We are particularly pleased with the continued success in Germany, where we increased sales in comparable stores despite a generally weak period for retail trade. In 2005 it was 25 years since we opened our first store in Germany in Hamburg. In total we opened 23 new stores in Germany during the year, several were concept stores for young people. Germany is one of H&M's most profitable markets and there is still good growth potential there.

In the UK, H&M's growth can also be regarded as strong. We increased our market share in an otherwise very weak retail market. Overall we opened 12 new stores in the UK, including a large store in London on Brompton Road near Harrods and our first two stores in Belfast in Northern Ireland. The UK is an important expansion market for H&M.

Continued strong growth potential in France, Italy and Spain

We have also enjoyed good growth in our other major expansion markets. In France we opened seven new stores, including a large one on Rue de Rivoli, where H&M in 1998 opened its very first French store. H&M had 71 stores in France at the end of the financial year. The prospects are good for future expansion in the country.

This is also the case in Italy where we have been established since 2003. In 2005 we opened seven stores in Italy, including two more in Milan and two in Genoa.

H&M has been in Spain since 2000. In 2005 we opened ten stores, including two on the island of Majorca and one each in Barcelona and Madrid. In Spain, we have managed to establish our brand and concept in a short period of time. At the end of the financial year we had 50 stores.

Over 100 stores in North America

Growth in the USA and Canada is very satisfactory with a strong increase in sales.

We entered Canada in 2004 and by the end of 2005, we had eleven stores in the Toronto area, which continues to be an expanding region.

We opened 16 stores in the USA in 2005, mainly on the East Coast and around Chicago where we are increasing our presence. We opened stores in Atlantic City, Pittsburgh, St. Louis and in one of the world's largest shopping centres, the Mall of America in Minneapolis.

In November we took the long stride over to the West Coast of the USA, when we opened the first two H&M stores in San Francisco. In the busy Union Square shopping district we opened a big store on Powell Street for women, men and teenagers. Four blocks away we opened a smaller store on Post Street for women and teenagers.
The reception greatly surpassed our expectations.

High activity level in the newest markets

We also experienced positive development in our newest markets where sales growth was strong.

Since the beginning of 2003 we have opened stores in eight new markets – Poland, the Czech Republic, Portugal, Italy, Canada, Slovenia, Ireland and Hungary.

We opened 12 stores in Poland in 2005 and we had 27 stores there at the end of the financial year, mainly located in big cities like Warsaw, Krakow and Katowice. Poland has big market potential with its almost 40 million inhabitants.

In the Czech Republic we opened five new stores including two in Prague – one store for teenagers, and one large store on the big pedestrian street in the centre of Prague.

H&M COUNTRIES

Market	Year established	No. of stores	Stores opened in 2005*	Turnover incl. VAT (SEK m)	Turnover incl. VAT (local currency)	Average no. of employees
Sweden	1947	124	–	6,190**	6,190	3,872
Norway	1964	78	3	4,641**	4,048	1,523
Denmark	1967	56	3	3,000**	2,424	1,066
UK	1976	102	11	6,139	457	3,408
Switzerland	1978	52	5	3,872	649	1,317
Germany	1980	288	19	19,574	2,121	8,778
Netherlands	1989	73	7	4,346	471	1,840
Belgium	1992	48	4	2,521	273	1,260
Austria	1994	52	1	4,279	464	1,681
Luxembourg	1996	7	–	300	32	125
Finland	1997	27	3	1,792**	194	657
France	1998	71	7	5,228	567	2,467
USA	2000	91	16	4,033	550	2,406
Spain	2000	50	10	2,894	314	1,721
Poland	2003	27	12	787	350	601
Czech Republic	2003	12	5	362	1,189	209
Portugal	2003	7	2	307	33	181
Italy	2003	10	7	598	65	383
Canada	2004	11	5	619	102	294
Slovenia	2004	2	–	259	6,775	70
Ireland	2005	4	4	134	14	77
Hungary	2005	1	1	11	286	8
Total		**1,193**	**125**	**71,886**	**–**	**33,944*** **

* net contribution
** including online and catalogue sales
*** Group total 34,614, see Note 22



Sales per market
SEK m
Population, approx. (million)
Number of stores
Germany 82.4 288
Sweden 9.0 124
UK 60.4 102
France 60.6 71
Norway 4.5 78
Netherlands 16.4 73
Austria 8.1 52
USA 295.7 91
Switzerland 7.4 52
Denmark 5.4 56
Spain 40.3 50
Belgium 10.3 48
Finland 5.2 27
Poland 38.6 27
Canada 32.8 11
Italy 58.1 10
Czech Republic 10.2 12
Portugal 10.5 7
Luxembourg 0.5 7
Slovenia 2.0 2
Ireland 4.0 4
Hungary 10.0 1
0
5,000
10,000
15,000
20,000

Ireland and Hungary, new countries for H&M in 2005
In 2005 Ireland and Hungary became new H&M countries.

The first H&M store in Ireland was launched in March. The store is in a new shopping centre in Dundrum just outside Dublin. Later on during the year, two more stores were opened in Dublin and one in Limerick. The stores were well received and have had many customers and good publicity.

The first store in Hungary was launched in September. It is located on the best shopping street in the heart of Budapest. The store's range targets the fashion conscious woman and it has quickly found a faithful clientele.

Expansion in 2006
H&M is continuing to grow. In 2006 H&M plans to open a net amount of around 150 new stores. Most of the expansion is planned for the USA, Spain, Germany, the UK, France and Canada. The first stores in Kuwait and Dubai will be opened in the autumn in cooperation with a franchisee, M.H. Alshaya Co. ■

OUR SOCIAL RESPONSIBILITIES - COOPERATION FOR SUSTAINABLE IMPROVEMENTS

H&M IS ACTIVE IN MANY markets, both as a buyer and a seller. As an international retail corporation, we have a great influence on the local markets where our products are manufactured. This requires that we act responsibly and focus on the long term. CSR, or Corporate Social Responsibility, is an increasingly important strategic matter and accords completely with H&M's fundamental values.

Code of Conduct improves working conditions

H&M does not own any factories. Instead, we buy our clothes and other products from some 700 independent suppliers, primarily in Asia and Europe. A fundamental principle is that our clothes must be manufactured under good working conditions. H&M therefore sets high standards in this respect and works towards long-term improvement of working conditions for the people producing our goods. Our Code of Conduct helps us in these endeavours.

Full Audit Programme – a new platform

In 2004 we developed a new platform for working with our Code of Conduct, namely the Full Audit Programme (FAP). With established rules and routines for on-site follow-ups, it was time to intensify the dialogue we have with our suppliers and have a closer look at why compliance can sometimes be difficult.

The Full Audit Programme is a long-term commitment where having a constructive dialogue with factory managers is key. In 2005 methods were completed, all auditors were trained in the improved work processes, and factory audits according to the new model started to be conducted. We expect all audits to be carried out in accordance with FAP in the beginning of 2006.



▲ An audit at a supplier's factory in Bangladesh.

Insight and involvement will motivate suppliers

The big challenge is to convince our suppliers that the Code of Conduct, and working with us on these issues, is an investment in the future. We want the suppliers to realise that they will benefit from the improvements made, for example, through lower staff turnover, higher productivity and better quality – in other words, increased profitability, and in the longer term, new business opportunities. Educating factory managers is one way to increase awareness of the positive effects of having better working conditions.

We regard interviewing factory workers to be a necessary tool and these interviews are currently part of each audit. Working according to the FAP has given us a deeper understanding of the various problem areas that exist at the factories. This helps us to have a constructive dialogue with the suppliers about how to solve problems in the long-run.

One important area in our task of making sustainable changes is to identify routines and systems of supervision at the factories in order to implement the changes and make them permanent. Shortcomings in these systems have been a fairly common problem. Having permanent routines at the factories is a crucial step towards allowing the suppliers to work more independently with these matters.

Cooperation across borders for long-term change

The key word for achieving change is cooperation. Not just between H&M and our suppliers, but also – and perhaps to an even greater degree – with, for example, fellow-members of our industry, voluntary organisations and trade unions. Our chances will be better if we can coordinate our efforts with other retail corporations, so that we are all working towards the same type of requirements.

H&M is a participant in the UN's Global Compact and supports its ten principles. In doing so we want to show that we respect human rights and are prepared to contribute to sustainable development within the areas that we are able to influence. H&M also supports the OECD's guidelines for multinational enterprises and is a member of the Amnesty Business Forum.

H&M is also a participant in the global initiative, MFA Forum, which works to improve conditions in the textile industry in Bangladesh, one of H&M's manufacturing countries. The other participants include international retail corporations, representatives from the Bangladesh government, suppliers, trade associations and trade unions.

The overall aim is to create a common Code of Conduct and guidelines on how to implement it.

Development project in Bangladesh

In Bangladesh H&M has started cooperating with a local organisation to educate factory co-workers in workers' rights. Particular emphasis has been placed on educating women in matters such as labour legislation and equal opportunity. In 2005 we held courses at five factories and reached over 1,000 factory workers. We can already see how this has led to a change in attitudes – and when people have an increased awareness of their rights, they gain the courage to make demands.

Maternity leave in focus

In 2005 we arranged a workshop for our suppliers in Bangladesh on the topic of women's rights with respect to maternity leave. According to a survey that was conducted at our request, less than 50 per cent of the women exercise their legal right to maternity leave. In order to increase this percentage, the suppliers need to have clear routines in place to educate both supervisors and workers in this regard. Clearly defined administrative routines are also needed. Examples of factories that have succeeded in this area were highlighted to provide inspiration at the workshop. We will carefully monitor the progress of the factories with this issue in the future.

Cooperation to support Cambodia

Cambodia is another country in which H&M's clothes are manufactured. It is therefore natural for us to help in the fight against HIV/AIDS, which is a widespread public health problem in the country. We are doing this in cooperation with UNICEF, with which H&M entered into a three-year cooperation agreement in 2004. In 2005 a programme was launched at four textile factories to educate people about HIV/AIDS. The factory workers, who are often young women from rural areas, belong to a particular risk group due to their low level of awareness about the risk of infection and how to protect themselves.

During the year, H&M decided to also support the Better Factories project, which aims to improve working conditions in the textile factories in Cambodia. The project is being run by the UN body ILO (International Labour Organization) and involves both independent monitoring of the factories and a number of educational initiatives.

Participation in FLA

In 2005 H&M was accepted as a participating company in the Fair Labor Association (FLA) effective 1 January 2006. The FLA is a non-profit organisation working to improve working conditions in factories around the world and has made a strong contribution to drawing attention to these issues.

Being a participating company means that the FLA will conduct independent external monitoring visits at our suppliers' factories in China. This is one way for us to show our stakeholders how we ensure compliance with our Code of Conduct and it will also function as a form of internal quality assurance.

Support in the event of natural disasters

This year, as a global corporation, H&M felt that it was important to provide aid to areas affected by natural disasters. We have for example donated clothes and money to those affected in connection with the tsunami in Asia, Hurricane Katrina in the USA and the earthquake in Pakistan.

H&M included in CSR-related share indexes

As a mark of recognition of our CSR work, H&M has been included in a number of share indexes that take account of companies' CSR work, including the Dow Jones World Sustainability Index and the FTSE4Good. ■

READ MORE IN OUR CSR REPORT

If you would like to read more about how H&M is working with CSR issues – go to **www.hm.com/csr.**

Here you will find our CSR Report which describes in detail how we work towards meeting our voluntary commitments with respect to social and environmental responsibility.

The 2005 CSR Report will be available from April 2006. The report can be ordered on CD-ROM by e-mailing your name and address to **csr@hm.com** and typing CSR in the subject line. It can also be downloaded from our website.

H&M'S CODE OF CONDUCT

H&M's Code of Conduct is aimed at our suppliers. Its guidelines concern improvements in working conditions in the factories. The guidelines are partly based on the UN Convention on the Rights of the Child and ILO conventions on working conditions and employment rights.

The Code of Conduct covers such issues as providing at least the minimum wages prescribed by law, reasonable working hours and allowing freedom of association.

Implementation and compliance

All of H&M's suppliers must sign an agreement declaring their intention to comply with the requirements in our Code of Conduct. Not every supplier will meet all the requirements at the start. In order to be accepted as a supplier they must therefore draw up a plan of action describing how they will implement the improvements required by H&M. Repeated or serious violations of the Code may lead to termination of the cooperation with H&M.

H&M carries out regular audits of the factories to monitor how well suppliers are observing the Code of Conduct. At H&M's production offices there are around 40 full-time auditors employed to handle this task. Audits may be either announced or unannounced. In many cases our main suppliers in turn subcontract the production of our products. It is therefore very important that we are able to inspect these factories as well.

H&M cannot guarantee that all of the requirements in the Code of Conduct are met by all of the suppliers who manufacture the goods we sell. However, we can guarantee that we engage in a serious and long-term process to achieve lasting changes that improve working conditions in a meaningful way for the co-workers at the factories that manufacture goods for H&M.

H&M's Code of Conduct comprises eight sections:

1. Legal requirements
2. Child labour
3. Safety
4. Workers' rights
5. Factory conditions
6. Housing conditions
7. Environment
8. Inspections and compliance

ENVIRONMENTAL AWARENESS - AT EVERY LEVEL

H&M'S ENVIRONMENTAL EFFORTS is carried out systematically within the framework of the CSR department's work and is largely integrated with social responsibility issues. Our aim is to incorporate environmental work into our day-to-day business in every area of the company's activities.

H&M's overall environmental objectives
H&M has established six overall environmental objectives that stipulate the long-term orientation of our environmental work. Within each overall objective area, work over the years has been aimed at the efforts described below.

- **Environmental awareness – promotion among our co-workers and suppliers.**
H&M carries out ongoing training programmes to increase knowledge and awareness of environmental issues among its suppliers and co-workers. In 2005 we arranged workshops in India and China for suppliers and the management for textile dyeworks to increase awareness about "cleaner production", which is described in more detail under the heading "Clean production chain".

- **Sustainable use of resources – recycling and reduction of waste and resource conservation.**
In our stores we take the environment into consideration as far as possible by applying energy-saving solutions and using resources efficiently. Energy consumption is the biggest individual environmental concern in the stores. We are therefore trying to reduce consumption, for example through the use of low-energy light bulbs and controlling the lighting in the stores.
In 2005 we analysed our energy consumption and this resulted in a consumption reduction target.
H&M's goal is to reduce carbon dioxide emissions from our business by a total of ten per cent (in relative numbers) up to 2009. The primary source of carbon dioxide emissions within H&M is energy consumption in the stores and distribution centres. Outside H&M, the transportation of goods is the biggest source of emissions.



In 2005 H&M started to sell basic baby garments labelled with the Flower, the EU's eco-label.

- **Respect for nature – caution in decision-making out of respect for nature.**
Not using chemicals that may be dangerous or harmful to nature is important in all our operations. H&M actively endeavours to replace hazardous substances with better alternatives. We apply the precautionary principle: in other words, we ban, at an early stage, those substances that may conceivably be harmful to man or the environment.
H&M supports the principles of REACH, the chemicals legislation proposed by the EU. These include the principle that the chemicals industry must take clearer responsibility. This will be done by providing its customers with sufficient and accurate information on contents, environmental effects, etc., which will facilitate H&M's work on avoiding chemicals hazardous to health or the environment in its products.

- **Healthy products – products that are safe to use and harmless to the environment.**
An important part of H&M's environmental work involves restricting the use of chemicals that are harmful to health and the environment. A large number of chemicals are therefore banned from our products. All the limit values and prohibitions are listed in H&M's chemical restrictions. Our suppliers sign an agreement undertaking to comply with the restrictions. Products undergo regular testing to check that the chemical requirements are met. Most of the tests are carried out at external laboratories.
Our chemical restrictions have been updated six times since 1995, most recently in 2005. The restrictions now encompass a total of 170 substances. Substances that must not be present in H&M's products include lead, cadmium, mercury, PVC, certain dyes, organotins and brominated flame retardants. Through these restrictions we contribute to reducing the environmental impact of the production stage and in the disposal of worn-out goods.
In 2005 H&M started to offer basic baby garments that are labelled with the EU Flower. Manufacturers of clothing labelled with the Flower must be able to demonstrate that they meet certain requirements in respect of health, quality and the environment. All products labelled with the Flower have been checked by independent organisations to guarantee that they meet the strict requirements.

- **Clean production chain – sustainable production and production methods throughout the supply chain.**
We set environmental requirements in our Code of Conduct. The suppliers must comply with local environmental legislation and have all the necessary permits and licences for their activities. To monitor and follow up environmental aspects better we have produced a checklist of environmental aspects that is used during inspection of our suppliers' factories.
The greatest environmental impact comes of cotton farming and the dyeing of cloth, i.e. long before the sewing of H&M's clothes is started. H&M is therefore working with some suppliers, for example to improve water treatment in various types of wet processes.



▲ Respect for nature is one of H&M's environmental objectives.

With effect from September 2004 we have tightened up our requirements in respect of water treatment at our suppliers' dyeworks and laundries.

To help reduce the environmental impact of cotton growing, H&M has started to include 5 per cent organic cotton in all knitted baby garments and some children's clothes from Turkey. Our tentative goal for 2005 was to use 20 tonnes of organic cotton, but we exceeded our expectations and have used just over 40 tonnes. One T-shirt in the collection designed by Stella McCartney was, for example, made of 100 per cent organic cotton.

In 2005 H&M started a programme to encourage factories to switch to cleaner production processes involving reduced energy and water consumption and limiting the use of chemicals. We have worked with an independent consultant and the Wuppertal Institute in Germany to create tools for identifying areas for potential resource savings.

■ **Green transports – clean and efficient transports with limited influence on the climate.**

H&M wants to increase environmental awareness among freight companies. In recent years these have therefore completed environmental declarations for transport by road, rail and sea/waterway. Those transporting goods by road must meet six minimum requirements, including engine class, fuel type and driver training in fuel-efficient driving. H&M carries out random checks to ensure that the freight companies are meeting the minimum requirements. ■

H&M'S ENVIRONMENTAL POLICY

Continuous improvements are significant for all H&M activities. This includes our environmental efforts, which are conducted within the framework of our business operations.

Our quality concept is based on ensuring that our customers are satisfied with our products and H&M as a company. To this end, we are committed to acting responsibly in our community. We shall also cooperate with our suppliers to improve the social and environmental standards in the factories that manufacture H&M clothing, thereby contributing to sustainable development in these areas. To achieve this goal, H&M has adopted the following principles:

We shall...

- always consider the health and safety of our co-workers and customers. By adopting the precautionary principle, we will continuously update our restrictions against the use of environmentally and health hazardous chemicals in the production of our garments and other products.
- continuously update ourselves on environmental news and legislation. We will not be content to follow existing environmental legislation, but will in certain areas do more than the law requires.
- conduct our business in a manner that utilises natural resources as efficiently as possible.
- develop new and continuously improve existing environmental requirements concerning the purchase of products and services.
- train, inform and motivate our co-workers to participation and responsibility, thereby making environmental work an integrated part of H&M daily routines.
- specify for our suppliers our position regarding behaviour towards the environment and human rights and follow up to ensure that our suppliers improve their operations according to these requirements.

CO-WORKERS KEY IN UPHOLDING OUR CULTURE

AT THE END OF THE FINANCIAL YEAR H&M had more than 50,000 co-workers. The average number of co-workers was 34,614 (converted into full-time positions), 20 per cent of whom were male.

H&M's strong corporate culture - the spirit of H&M - has existed ever since the days of H&M's founder, Erling Persson. This strong culture is of great value and is a contributory factor to H&M's successes over the years.

The spirit of H&M

The spirit of H&M is based on a number of values that describe in simple terms how we want to work. These are in turn based on our business concept - fashion and quality at the best price. The fundamental values behind the spirit of H&M are among other things common sense and own initiative.

Within H&M we provide room for people to make their own decisions and take responsibility, and co-workers get regular feedback on their performance. An important part of H&M's culture is to delegate responsibilities to the stores. Strong commitment and involvement are important, and co-workers are encouraged to take their own initiatives within a defined framework. Creativity and job satisfaction increase when there is a good working environment.

Co-workers in focus

Our co-workers' commitment makes a major contribution to H&M's successes. We believe in the abilities of the individual and encourage our co-workers to develop further. Respect for the individual is a fundamental value at H&M. This applies to everything from fair pay, reasonable working hours and freedom of association to the opportunity to grow and develop with the company.

Internal recruitment takes precedence

H&M principally recruits internally. Co-workers recruited from outside the company primarily join the company as sales staff for the stores, who later form a good recruitment base for positions of responsibility both within the stores and in other areas of H&M. This gives our co-workers every opportunity to develop continually, while at the same time ensuring that the spirit of H&M is spread throughout the company.

Job rotation and skills development

Job rotation is common at H&M. In the stores, for example, duties may vary between the cash desk, fitting rooms, unpacking, display and follow-up of advertising and campaigns. Working in the store provides very important experience and is a way of getting to know H&M from its very foundation.

Attracting and retaining skilled staff is important for H&M's success. We therefore work constantly on skills development and all training is carried out within our own organisation. However, the biggest knowledge gain is made through active learning on the job.

All new members of staff are assigned a mentor. Newly appointed co-workers complete an introduction programme and thereafter receive regular training as needed in customer care, textiles and display.

The introduction programme guarantees that everyone has an equal base and insight into H&M's way of working. Management training is also carried out, with the emphasis on being a good communicator of H&M's values and setting a good example in this respect.

Support and transferring the culture to new stores and countries

When H&M opens a new store, the co-workers get support from experienced staff at established H&M stores who help to build up the store, recruit staff and run the business. In addition, they are important bearers of the culture and help pass on H&M's values.

When H&M opens stores in new countries, it is even more important to provide support and to transfer knowledge from staff in established countries. Often a number of specialists will relocate to the new country for a longer period in order to pass on their specialist skills, so that the business can get going quickly.

Setting up operations in Ireland and Hungary was facilitated by help from the neighbouring countries. Dedicated co-workers made sure that their counterparts in the new countries gained the knowledge and the innate awareness of H&M's values that is so important when new stores are established.

Organisation - head office in Stockholm, 15 country offices and 22 production offices

Corporate management is based at H&M's head office in Stockholm. Stockholm is also where the main departments for design and buying, finance, accounts, expansion, interior design and display, advertising, communications, IR, HR, logistics, security, IT and CSR and environment are located.

H&M has 15 country offices that are responsible for the various departments in each sales country.

H&M also has 22 production offices which take care of contacts with the approximately 700 independent suppliers that H&M works with. There are nine production offices in Europe, eleven in Asia and one each in Central America and Africa. ■









"Important for H&M is to attract and keep competent co-workers."





COMMUNICATION STRENGTHENS THE H&M BRAND

THE PURPOSE OF H&M'S communication is to build the brand in the longer term. Much of H&M's credibility is based on the way we communicate with the world around us. Both internal and external communications must therefore be characterised by an open attitude, clear messages, objectivity, accessibility and sensitivity.

We communicate and convey our brand – which is one of our most important assets – through many different channels. To provide continuity in all our communication the source must always be clear and the messages consistent, so that customers always feel at home.

The store is our primary information channel

The store is definitely H&M's main information channel, since it is our interface with our customers. As representatives of H&M, our store co-workers have a very important role to play in respect of our customers.

The stores must offer a comfortable environment that helps strengthen the shopping experience, with the shop window as a central point for showing people what we have to offer.

The way we present our goods is designed to provide customers with guidance and to inspire them. It is essential to allow them to find their way around the store easily and to suggest exciting combinations of H&M's garments. Each store follows guidelines provided for presentation of the goods, but within this framework there is plenty of room for their own creativity. Just as important as the fact that each store is unique is the matter of creating the right H&M feel, which must be the same in all our sales countries.

To provide information on where the garments are produced all H&M garments are labelled with the country of origin in a visible place on the label.

"The fashion event last spring in Central Park, New York, reinforces our brand and image as an international fashion company."

Same message all around the world

We communicate our business concept – fashion and quality at the best price – through a number of advertising campaigns each year. The advertisements are our way of inviting customers into our stores in an attractive and informative way. The central message of the campaigns is to show our collections.

All H&M's advertisements are produced centrally at the head office in Stockholm in cooperation with external creative professionals. This means that the advertisements are largely the same in all our markets, but the media mix is adapted to local needs and circumstances. The message is communicated via a number of channels such as our stores, billboards, magazines, catalogues and the Internet, as well as TV and cinema commercials.

H&M's advertisements have a major impact and our ambition is therefore to communicate a positive and healthy image in our advertising. Since this is always the basic idea behind our choice of models, we use different characters and a mixture of styles, looks and ages.

H&M launches a number of big campaigns each year, with smaller campaigns in between. The campaigns are naturally linked to the current season and are designed to signal the arrival of the new collections and to generate curiosity concerning the new seasonal range in the stores.

Our ambition is that the campaigns should to be inviting and have the ability to surprise.

PR strengthens the brand and makes it clearer

To strengthen and clarify the brand in a cost-effective way H&M regularly carries out various communications and PR activities. Communicating what H&M stands for and what we offer customers are the central messages.

H&M is in daily contact with the media, both the business press and the fashion press. The media are invited to various press gatherings in the sales countries where H&M's fashion and trends are shown. These gatherings provide opportunities for dialogue and generate interest in the forthcoming collections.

In 2005 H&M conducted several PR campaigns that attracted a lot of attention. The fashion event last spring in Central Park, New York, had a major impact in all of H&M's markets and far beyond these as well. This sort of attention reinforces our brand and image as an international fashion company.

The collaboration with Stella McCartney was the pinnacle of the autumn. The collection was well received by both customers and the media. We regard this collaboration as clear confirmation of the power of our business concept, where design is not a matter of price.

H&M Wallpaper and H&M Magazine

Among the different ways that we pass on information and strengthen our corporate culture are our internal wall-posted newspaper H&M Wallpaper and our fashion magazine H&M Magazine. H&M Magazine describes the fashion and the latest trends and is aimed equally at both staff and customers.

Financial information

The H&M share is one of the most traded shares on the Stockholm Stock Exchange, and as of 30 November 2005, the company had approximately 177,000 shareholders. H&M communicates continuously with the business press and financial markets, for example by holding press conferences and telephone conferences for journalists and analysts when the quarterly reports are published.

H&M's website reaches many different target groups

H&M's website, www.hm.com, is aimed primarily at our customers, but also at the general public, the media, the financial markets and shareholders.

The aim is to make it easy for people to find information and news on our website about H&M and its advertising campaigns, collections, markets and stores. The website also has a job opportunities page for those interested in working for H&M. ■

ADMINISTRATION REPORT

The Board of Directors and Managing Director of H & M Hennes & Mauritz AB (publ), 556042-7220, domiciled in Stockholm submit herewith their annual report and consolidated accounts for the financial year, 1 December 2004 – 30 November 2005.

BUSINESS

The Group's business consists of the sale of clothing and cosmetics to consumers.

H&M's business concept is to offer fashion and quality at the best price. The business is operated from leased store premises as well as via online and catalogue sales. At the end of the financial year, H&M had sales operations in 1,193 stores in 22 countries, catalogue and online sales were offered in Sweden, Norway, Denmark and Finland.

H&M's own design and buying department creates the collections, which are then produced by nearly 700 external suppliers in about 20 countries.

The best price is achieved by having few middlemen, buying in large volumes, purchasing the right product from the right market, being cost-conscious in every part of the organisation and having efficient distribution processes.

Quality checks are carried out continually in order to ensure that the products are of good quality.

SIGNIFICANT OCCURRENCES

During the year 145 stores were opened: 23 in Germany, 16 in the USA, 12 in the UK and Poland, ten in Spain, eight each in Norway and the Netherlands, seven each in France and Italy, five each in Sweden, Denmark, Switzerland, Belgium, the Czech Republic and Canada, four in Ireland, three in Finland, two each in Austria and Portugal and finally, one in Hungary. 20 stores have been closed. Of the net increase of 125 stores, 69 were opened and ten were closed in the fourth quarter. The total number of H&M stores thereby amounted to 1,193 (1,068) on 30 November 2005.

During the year, H&M opened stores in two new markets: Ireland and Hungary. At the end of the year there were four stores in Ireland and one in Hungary. The business in both countries has developed very well.

In November H&M opened its first two stores in San Francisco on the west coast of the USA.

SALES

Turnover excluding VAT for the H&M Group for the financial year was 14 per cent higher than the previous year (with comparable exchange rates, the increase was 13 per cent) and amounted to SEK 61,262.2 m (53,695.0). The turnover including VAT was SEK 71,885.8 m (62,985.9).

PROFITS

The gross profit amounted to SEK 36,181.5 (30,718.0), which corresponds to 59.1 per cent (57.2) of the turnover.

After deducting selling and administrative expenses, the operating profit was SEK 13,172.9 m (10,667.3). This represents an operating margin of 21.5 per cent (19.9).

The operating profit has been charged with depreciation of SEK 1,451.6 m (1,232.2).

The Group's net financial income amounted to SEK 379.9 m (338.0).

Profit after financial items was SEK 13,552.8 m (11,005.3), an increase of 23 per cent.

After deducting taxes of SEK 4,306.3 m (3,730.5), profit for the year amounted to SEK 9,246.5 m (7,274.8). The profit achieved corresponds to earnings per share of SEK 11.17 (8.79), an increase of 27 per cent.

The profit after tax was positively affected by currency translation effects of SEK 168 m.

The profit for the year represents a return on shareholders' equity of 38.4 per cent (34.4), the return on capital employed amounted to 56.3 per cent (51.9).

FINANCIAL POSITION

The Group's balance sheet total increased by 18 per cent, amounting to SEK 33,183.2 m (28,127.3) on the closing day.

During the financial year, the H&M Group generated a positive cash flow from current operations of SEK 10,135.0 m (8,568.3). SEK 2,453.0 m (1,588.5) was invested in the form of the acquisition of fixed assets.

Cash flow for the year amounted to SEK -2,031.1 m (-1,262.2). The dividend to shareholders was SEK 6,620.3 m (4,965.2) and financial investments amounted to SEK 3,100.0 m (3,250.0) i.e. investments with original terms of between three and seven months.

Financial assets amounted to SEK 16,845.9 m (15,051.3).

Stock-in-trade increased by 33 per cent and amounted to SEK 6,840.7 m (5,141.6). The increase is related to currency translation effects, stock for new stores and increased stock-in-trade in comparable stores. Stock-in-trade in relation to turnover was 11.2 per cent (9.6) and 20.6 per cent (18.3) in relation to total assets.

The Group's debt/equity ratio was 0.0 per cent (0.2). The percentage of risk-bearing capital was 80.2 per cent (82.5).

The Group's equity on the closing day was SEK 25,923.8 m (22,209.0), which, apportioned to the outstanding 827,536,000 shares, equals SEK 31.33 (26.84) per share.

FUTURE DEVELOPMENT

H&M's objective is to increase the number of stores by 10 to 15 per cent each year while increasing sales at existing stores.

For the 2005/2006 financial year a net contribution of 150 new stores is planned. Most of the expansion is planned for the USA, Spain, Germany, the UK, France and Canada.

H&M has signed an agreement with a franchisee in the Middle East giving the franchisee the right to establish H&M stores in several markets. The first stores will be opened in Kuwait and Dubai in autumn 2006. H&M intends to expand this cooperation to other countries in the Middle East.

The H&M Group is preparing a considerable expansion of online and catalogue sales. The aim is for these sales channels to supplement store operations in existing markets. The first country outside the Nordic region will be the Netherlands, where online sales will be launched in autumn 2006.

ADJUSTMENT TO IFRS

During the year the Group continued its efforts to adjust the accounting practices to the new IFRS rules (International Financial Reporting Standards), which, for H&M's part, will be applied for the first time during the 2005/2006 financial year. For more information, see Note 23 IFRS.

DIVIDEND POLICY

H&M's financial goal is to enable the company to continue enjoying good growth and to be prepared to exploit future business opportunities. It is essential that the expansion, as in the past, proceeds with the same high degree of financial strength and continued freedom of action.

Based on this policy, the Board of Directors has determined that the total dividend should equal about half of the profit after taxes. In addition, the Board may propose that the surplus liquidity can also be distributed.

Accordingly, the Board will propose to the Annual General Meeting a dividend of SEK 9.50 per share (previous year SEK 8.00).

FACTORS THAT AFFECT H&M'S OPERATIONS

A number of factors may affect H&M's results and business. Most of these can be dealt with through internal routines, while some are largely affected by external factors.

Fashion

Working in the fashion industry is a risk in itself. Fashion is a perishable item and there is always a risk that one of the collections will not be well received by customers.

Within each concept H&M must have the right volumes and achieve the right balance in the mix between fashion basics and trend items that is so important for H&M's image. To optimise fashion precision, H&M works with ongoing buying during the season.

Although purchasing patterns are relatively similar in the various markets, differences do occur. The start of the season, for example, varies between countries, as does the length of the season. Both delivery dates and volumes of goods for the different countries and stores are adjusted accordingly.

The weather

H&M's goods are bought and launched in stores on the basis of normal weather patterns. Major deviations from normal conditions may affect sales. The effect will be greatest if there are major deviations at the beginning of a season.

Textile quotas

The textile industry has been working with textile quotas for many years. The quotas were abolished at the end of 2004/beginning of 2005, and as a result, imports from China to the EU and the USA became essentially unrestricted. This lowered buying prices somewhat, which had a positive effect on H&M's gross profit during the first half of the year.

Due to the strong increase in imports, restrictions on certain types of goods from China were reintroduced. The reintroduction of import quotas caused a marginal increase in H&M's buying costs but they are not expected to have any effect on the Group's earnings in a longer perspective. In order to counteract the cost of the quotas, a portion of H&M's buying has been shifted from China to countries close by in Asia. The textile quotas are having an impact on the entire industry and are therefore competition-neutral.

Currencies

The most significant purchase currencies for the Group are the US dollar and the euro. Fluctuation in the dollar/euro exchange rate is the single largest transaction exposure for the Group.

To hedge against fluctuation in the purchase value and thereby reduce the effects of future exchange rate movements, placed orders are hedged under forward contracts on an ongoing basis throughout the year.

Since the sole aim of this currency management is to reduce risk, only actual exposure is hedged.

In addition to the transaction exposure arising from purchases in foreign currencies, the Group is affected by currency fluctuations as a result of the receivables and liabilities that arise continuously between Group companies. The introduction of the euro has reduced this exposure.

Currency translation effects

In addition to the effects of transaction exposure, translation effects also affect the Group's result. These arise when a foreign subsidiary's profit/loss is converted into Swedish kronor in order to be consolidated in the Group accounts.

The underlying profit/loss in each market may be unchanged in the local currency, but then either reduces or increases when converted into Swedish kronor.

Translation effects also arise in respect of the Group's net assets on consolidation of the foreign subsidiaries' balance sheets. No equity hedging is carried out for this risk.

Liquidity management

Liquid surplus funds are invested short-term in banks or treasury bills in the currency of the company in question. In 2005 the longest investment period was seven months. The Group does not use any derivative instruments in the interest-bearing securities market, nor does the Group trade in shares or similar instruments. See also the section Financial Risks in the Notes to the Financial Statements.

The work of the Board of Directors

Please refer to the separate "Corporate Governance Report" for information about the work of the Board. ■

INCOME STATEMENTS

1 December–30 November
(Amounts in SEK m)

	GROUP		PARENT COMPANY	
	2004/05	2003/04	2004/05	2003/04
Turnover, including VAT	71,885.8	62,985.9	7,033.4	6,658.6
Turnover, excluding VAT, Notes 1, 2, 3	61,262.2	53,695.0	5,653.7	5,362.9
Cost of goods sold, Notes 4, 5	-25,080.7	-22,977.0	-1,333.9	-1,617.8
GROSS PROFIT	**36,181.5**	**30,718.0**	**4,319.8**	**3,745.1**
Selling expenses, Notes 4, 5	-21,800.6	-18,927.7	-2,281.1	-2,183.9
Administrative expenses, Notes 4, 5, 6	-1,208.0	-1,123.0	-589.8	-465.9
OPERATING PROFIT	**13,172.9**	**10,667.3**	**1,448.9**	**1,095.3**
Profit from financial investments				
Dividend from subsidiaries	–	–	7,034.6	7,405.8
Interest income	384.2	341.2	250.2	192.2
Interest expense	-4.3	-3.2	-0.2	-0.5
PROFIT AFTER FINANCIAL ITEMS	**13,552.8**	**11,005.3**	**8,733.5**	**8,692.8**
Year-end appropriations, Note 7	–	–	1,077.6	-291.1
Taxes, Note 8	-4,306.3	-3,730.5	-776.4	-281.8
PROFIT FOR THE YEAR	**9,246.5**	**7,274.8**	**9,034.7**	**8,119.9**
Earnings per share, SEK	11.17	8.79	–	–
Number of shares: 827,536,000				

Turnover incl. VAT, SEK m


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
00/01
01/02
02/03
03/04
04/05

Profit after financial items and net profit for the year, SEK m


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
00/01
01/02
02/03
03/04
04/05
Profit after financial items
Net profit for the year

Earnings per share, SEK


12
10
8
6
4
2
0
99/00
00/01
01/02
02/03
03/04
04/05

BALANCE SHEETS

30 November
(Amounts in SEK m)

ASSETS

	GROUP		PARENT COMPANY	
	2005	2004	2005	2004
FIXED ASSETS				
Intangible fixed assets				
Leasehold rights, Note 9	**250.1**	**101.4**	-	-
Tangible fixed assets				
Buildings and land, Note 9	467.0	437.2	64.8	67.9
Equipment, tools, fixtures and fittings, Note 9	7,151.9	5,992.0	457.3	450.2
	7,618.9	**6,429.2**	**522.1**	**518.1**
Financial assets				
Shares and participation rights, Note 10	–	–	11.4	8.5
Receivables from subsidiaries	–	–	24.0	24.0
Other long-term receivables	149.2	146.0	11.7	12.3
Deferred tax receivables, Note 8	59.3	35.0	19.8	8.3
	208.5	**181.0**	**66.9**	**53.1**
TOTAL FIXED ASSETS	**8,077.5**	**6,711.6**	**589.0**	**571.2**
CURRENT ASSETS				
Stock-in-trade	**6,840.7**	**5,141.6**	**705.3**	**604.6**
Current receivables				
Accounts receivable	762.6	712.9	464.6	411.1
Receivables from subsidiaries	–	-	2,080.3	3,344.1
Other receivables	148.4	98.9	20.1	26.2
Prepaid expenses and accrued income, Note 11	508.1	411.0	130.1	78.3
	1,419.1	**1,222.8**	**2,695.1**	**3,859.7**
Short-term investments, Note 12	**14,255.7**	**12,566.9**	**8,500.0**	**5,670.1**
Cash and bank balances	**2,590.2**	**2,484.4**	**534.5**	**301.4**
TOTAL CURRENT ASSETS	**25,105.7**	**21,415.7**	**12,434.9**	**10,435.8**
TOTAL ASSETS	**33,183.2**	**28,127.3**	**13,023.9**	**11,007.0**

Risk capital


25
20
15
10
5
0
100
80
60
40
20
0
00/01
01/02
02/03
03/04
04/05
Risk capital, SEK m
Share, %

Stock-in-trade


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
16
14
12
10
8
6
4
2
0
99/00
00/01
01/02
02/03
03/04
04/05
Stock-in-trade, SEK m
Stock-in-trade in relation to turnover excl. VAT, %

BALANCE SHEETS

30 November
(Amounts in SEK m)

EQUITY AND LIABILITIES	GROUP		PARENT COMPANY	
	2005	2004	2005	2004
EQUITY				
Restricted Equity				
Share capital, Note 14	206.9	206.9	206.9	206.9
Restricted reserves	1,884.7	2,538.5	87.8	87.8
	2,091.6	**2,745.4**	**294.7**	**294.7**
Non-restricted Equity				
Non-restricted reserves, Note 15	14,585.7	12,188.8	1,724.5	243.9
Profit for the year	9,246.5	7,274.8	9,034.7	8,119.9
	23,832.2	**19,463.6**	**10,759.2**	**8,363.8**
TOTAL EQUITY	**25,923.8**	**22,209.0**	**11,053.9**	**8,658.5**
Untaxed reserves, Note 16	-	-	**252.1**	**1,329.7**
Provisions				
Provisions for pensions, Note 17	77.9	41.2	70.6	29.6
Provisions for deferred tax liabilities, Note 18	696.9	992.0	–	–
	774.8	**1,033.2**	**70.6**	**29.6**
Current liabilities				
Accounts payable, trade	1,307.7	1,092.3	612.4	432.1
Accounts payable, subsidiaries	-	–	5.4	15.6
Tax liabilities	1,720.4	778.2	533.8	90.5
Other liabilities	1,285.1	1,246.1	101.6	110.0
Accrued expenses and deferred income, Note 19	2,171.4	1,768.5	394.1	341.0
	6,484.6	**4,885.1**	**1,647.3**	**989.2**
TOTAL EQUITY AND LIABILITIES	**33,183.2**	**28,127.3**	**13,023.9**	**11,007.0**
Securities provided	-	–	–	–
Contingent liabilities, Note 20	15.0	10.0	11,422.6	8,949.1

CHANGE IN SHAREHOLDERS' EQUITY

(Amounts in SEK m)

GROUP

	Share capital	Restricted reserves	Unappropriated earnings	Total shareholders' equity
Shareholders' equity, 1 December 2003	206.9	2,411.3	17,478.5	20,096.7
Dividend	–	–	-4,965.2	-4,965.2
Proportion of equity in untaxed reserves, etc.	–	143.5	-143.5	0.0
Refunded dividend	–	–	0.7	0.7
Exchange rate effect, etc.**	–	-16.3	-181.7	-198.0
Profit for the year	–	–	7,274.8	7,274.8
Shareholders' equity, 30 November 2004	**206.9**	**2,538.5**	**19,463.6**	**22,209.0**
Shareholders' equity, 1 December 2004	206.9	2,538.5	19,463.6	22,209.0
Effect of change in accounting principle*	–	–	-15.6	-15.6
Opening shareholders' equity adjusted for new principle	206.9	2,538.5	19,448.0	22,193.4
Dividend	–	–	-6,620.3	-6,620.3
Proportion of equity in untaxed reserves, etc.	–	-770.2	770.2	0.0
Refunded dividend	–	–	0.9	0.9
Exchange rate effect, etc.**	–	116.4	986.9	1,103.3
Profit for the year	–	–	9,246.5	9,246.5
Shareholders' equity, 30 November 2005	**206.9**	**1,884.7**	**23,832.2**	**25,923.8**

* A one-off effect at the introduction of the new accounting recommendation RR 29, Compensation to Employees. This caused a non-recurring cost of SEK 15.6 m after tax recorded in opening shareholders' equity for 2004/2005. (This has not had any effect on profits and cash flow.)

** The accumulated translation differences at the end of the year amounted to SEK 599.2 m (-504.1).

PARENT COMPANY

	Share capital	Restricted reserves	Unappropriated earnings	Total shareholders' equity
Shareholders' equity, 1 December 2003	206.9	87.8	5,208.4	5,503.1
Dividend	–	–	-4,965.2	-4,965.2
Refunded dividend	–	–	0.7	0.7
Profit for the year	–	–	8,119.9	8,119.9
Shareholders' equity, 30 November 2004	**206.9**	**87.8**	**8,363.8**	**8,658.5**
Shareholders' equity, 1 December 2004	206.9	87.8	8,363.8	8,658.5
Effect of change in accounting principle*	–	–	-19.9	-19.9
Opening shareholders' equity adjusted for new principle	206.9	87.8	8,343.9	8,638.6
Dividend	–	–	-6,620.3	-6,620.3
Refunded dividend	–	–	0.9	0.9
Profit for the year	–	–	9,034.7	9,034.7
Shareholders' equity, 30 November 2005	**206.9**	**87.8**	**10,759.2**	**11,053.9**

* A one-off effect at the introduction of the new accounting recommendation RR 29, Compensation to Employees. This caused a non-recurring costs of SEK 19.9 m after tax recorded in opening shareholders' equity for 2004/2005. (This has not had any effect on profits and cash flow.)

CASH FLOW ANALYSES

1 December–30 November
(Amounts in SEK m)

	GROUP		PARENT COMPANY	
	2004/05	2003/04	2004/05	2003/04
Profit after financial items*	13,552.8	11,005.3	8,733.5	8,692.8
Provisions for pensions	18.4	5.6	21.1	4.5
Depreciation	1,451.6	1,232.2	111.1	105.5
Tax paid	-3,796.3	-3,899.6	-344.6	-340.9
Cash flow generated by current operations before changes in working capital	**11,226.5**	**8,343.5**	**8,521.1**	**8,461.9**
Cash flow generated by changes in working capital				
Current receivables	-116.9	-157.0	1,164.6	-19.0
Stock-in-trade	-1,364.9	-141.2	-100.7	20.9
Current liabilities	390.3	523.0	214.8	-121.9
CASH FLOW FROM CURRENT OPERATIONS	**10,135.0**	**8,568.3**	**9,799.8**	**8,341.9**
INVESTMENT ACTIVITIES				
Investments in leasehold rights	-177.5	-14.1	–	–
Sales of and investments in buildings and land	-21.7	3.5	–	–
Investments in fixed assets	-2,253.8	-1,577.9	-115.1	-85.9
CASH FLOW FROM INVESTMENT ACTIVITIES	**-2,453.0**	**-1,588.5**	**-115.1**	**-85.9**
FINANCING ACTIVITIES				
Financial investments, 3–12 months	-3,100.0	-3,250.0	-3,100.0	-3,250.0
Long-term receivables	6.3	-27.5	-2.3	-2.9
Dividend	-6,620.3	-4,965.2	-6,620.3	-4,965.2
Refunded dividend	0.9	0.7	0.9	0.7
CASH FLOW FROM FINANCING ACTIVITIES	**-9,713.1**	**-8,242.0**	**-9,721.7**	**-8,217.4**
CASH FLOW FOR THE YEAR	**-2,031.1**	**-1,262.2**	**-37.0**	**38.6**
Liquid funds at beginning of year (including short-term investments, 0–3 months, Note 12)	**11,801.3**	**13,193.5**	**2,721.5**	**2,682.9**
Cash flow for the year	-2,031.1	-1,262.2	-37.0	38.6
Exchange rate effect	725.7	-130.0	–	–
Liquid funds at end of year (including short-term investments, 0–3 months, Note 12)	**10,495.9**	**11,801.3**	**2,684.5**	**2,721.5**

* Interest paid amounts for the Group to SEK 5.0 m (3.7) and for the parent company to SEK 0.5 m (1.4)

NOTES TO THE FINANCIAL STATEMENTS

CORPORATE INFORMATION

The parent company H & M Hennes & Mauritz AB (publ) is a limited company domiciled in Sweden. The parent company's corporate identity number is 556042-7220. The Group's business consists of the sale of clothing and cosmetics to consumers. The Annual Report was approved for publication by the Board of Directors on 25 January 2006 and will be submitted to the Annual General Meeting for adoption on 3 May 2006.

ACCOUNTING PRINCIPLES

BASIS FOR PREPARATION OF THE ACCOUNTS

The Annual Report has been prepared in accordance with the Swedish Annual Accounts Act and the recommendations issued by the Swedish Financial Accounting Standards Council. All amounts are shown in SEK m.

The accounting principles are the same as those used the previous year with the exception of reporting of pensions. Starting from the 2004/2005 financial year, H&M applies the Swedish Financial Accounting Standards Council's recommendation RR 29, Compensation to Employees. The main differences between RR 29 and the rules used in the past relate to reporting of defined benefit plans to compensate employees after terminated employment. The introduction of RR 29 affected the shareholders' equity as of 1 December 2004 with the amount of SEK -15.6 m.

CONSOLIDATED ACCOUNTS

The consolidated accounts have been prepared in accordance with recommendation RR 1:00 issued by the Swedish Financial Accounting Standards Council. Among other things, this means that the consolidated accounts have been prepared using the acquisition method and include all subsidiaries in which the Group has more than 50 per cent of the votes at its disposal. Currently all subsidiaries are 100 per cent owned. Where possible, the acquisition value of shares in subsidiaries is distributed in the consolidated accounts to the identifiable assets and liabilities taken over on acquisition. This distribution is carried out based on a valuation at actual values, and amounts that are not distributed represent Group goodwill. If the acquisition value of the shares is lower than the actual value of the assets, negative goodwill arises.

The effects of intra-group transactions and unrealised gains in stock-in-trade are eliminated.

The Group's foreign subsidiaries are independent and are translated in accordance with RR 8, Effects of Changes in Exchange Rates, according to the current rate method, which means that assets and liabilities are translated at the rate on the closing date. The income statements are translated at the average rate for the year. The translation differences that arise have no effect on the Group's profit, but are instead recognised directly against equity.

REPORTING OF INCOME

The Group's income is generated by the sale of clothing and cosmetics to consumers. Sales revenue is reported less value-added tax, returns and discounts. The income is reported in conjunction with sale/delivery to the customer.

MARKETING

Advertising costs and other marketing activities are expensed on a continuous basis.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES

Receivables and liabilities are assessed at the exchange rate on the closing date. When currency flows between countries are hedged through forward contracts, the receivables and liabilities are recognised at the forward rate.

LEASING

The Group has not entered any significant leasing agreements other than leases for rented premises concluded on normal market terms. See also Note 9.

INTANGIBLE AND TANGIBLE FIXED ASSETS

Costs relating to intangible and tangible assets are reported in the balance sheet if it is likely that the company will gain from the future financial benefits associated with the asset and if the asset's acquisition cost can be reliably calculated. Costs relating to ongoing maintenance and repair are reported as an expense in the period the maintenance or repair takes place.

Intangible and tangible fixed assets are reported at acquisition cost less accumulated depreciation based on the expected period of use. See also Note 5 and Note 9.

The recorded value of intangible and tangible fixed assets is tested to see if impairment is indicated. If the asset's recorded value exceeds its recovery value, a write-down of the required amount takes place. Write-down is recorded in the income statement.

STOCK-IN-TRADE

Stock-in-trade is valued at the lower of the acquisition cost (purchase price plus delivery costs) and the net realisable value. The net realisable value is the assessed market value less the projected selling expenses.

ACCOUNTS RECEIVABLE

Accounts receivable are reported at the original invoiced amount with deductions for doubtful receivables.

FINANCIAL INVESTMENTS

All investments are reported at the acquisition cost on acquisition. The book value of short-term investments plus accrued interest equals the actual value. See also Note 12.

REPORTING OF INCOME TAX

Taxes in the income statement represent current and deferred corporate income tax payable by Swedish and foreign subsidiaries. The income tax rate in force in each country is applied. The statutory income tax in Sweden is 28 per cent. Deferred tax is reported on differences that may arise between written-down values and book values of assets and liabilities, known as temporary differences. Deferred tax is also reported for loss carry-forward for tax purposes if it is likely that the loss carry-forward can be used to offset future profits. The Group has no loss carry-forward other than the reported temporary taxes receivable. See also Note 8.

PROVISIONS

Provisions are reported in the balance sheet when there is a commitment as a result of an event that has occurred and it is likely that an outflow of resources will be required in order to settle the commitment and the amount can be reliably estimated.

CASH FLOW ANALYSIS

The cash flow analysis is prepared according to the indirect method.

Liquid funds are calculated as the total cash and bank balances plus the portion of the short-term investments with a term of less than three months. These short-term investments are regarded as liquid funds if they are traded on an open market for known amounts and are at only minor risk of fluctuations in value.

DERIVATIVES

The derivatives consist of forward currency contracts. These are reported outside the balance sheet, applying deferred hedge accounting. Gains and losses on derivatives are reported when the hedged transaction takes place. For further information, see Note 13.

PENSIONS

H&M has several different plans for benefits after employment has ended. The plans are either defined benefit or defined contribution plans. Defined contribution plans are reported as an expense in the period when the employee performs the service to which the benefit relates. Defined benefit plans are assessed separately for the respective plan, based on the benefits earned during previous and current periods. The defined benefit obligations less the actual value of managed assets are reported under the heading "Provision for pensions". Defined benefit plans are primarily found in Sweden.

Pension obligations are assessed annually with the help of independent actuaries according to the so called Project Unit Credit Method. The assessment is made using actuarial assumptions. These assumptions include such things as anticipated salary, pension increases and expected return on managed assets. Changes in the actuarial assumptions and outcomes that deviate from the assumptions give rise to actuarial gains or losses. Such gains or losses are recognised in profits when they arise.

For employees in Sweden, H&M applies the ITP plan through insurance with Alecta. According to a statement by the Swedish Financial Accounting Standards Council's Emerging Issues Task Force (URA 42), this is a defined benefit plan that covers several employers. Until the company gains access to the information that will allow this plan to be reported as a defined benefit plan, the plan will be reported as a defined contribution plan.

See Note 17 for more information.

SEGMENT REPORTING

The Group's business consists of the sale of clothes and cosmetics to consumers. Internal follow-up is carried out by country. In segment reporting the operations are divided into three geographical regions: the Nordic region, euro-zone countries excluding Finland, and the rest of the world. There is no internal division into different business segments and hence reporting in secondary segments is not relevant. See also Note 1.

ACCOUNTING PRINCIPLES WITH EFFECT FROM 2005/2006

From the beginning of 2005 all listed companies within the European Union are required to prepare their consolidated accounts in accordance with the EU approved International Financial Reporting Standards (IFRS), which also encompass the existing International Accounting Standards (IAS). The recommendations issued by the Swedish Financial Accounting Standards Council, which were applied by the H&M Group until the end of the 2004/005 financial year, are largely based on IAS and accordingly, the consolidated accounting is, to a great extent, already adjusted to the new set of standards.

The 2004/2005 Annual Report will be the final report prepared in accordance with the Swedish Financial Standards Council's recommendations. The first quarter report for the 2005/2006 financial year will be the first report issued by H&M according to IFRS. The company's project relating to the introduction of IFRS as described in the 2003/2004 Annual Report was intensified in 2005. The impact of the accounting principles was analysed and the effects on the financial statements of the transition to IFRS is described in Note 23. From the beginning of the 2005/2006 financial year, H&M will also apply the Swedish Financial Standards Council's recommendations RR 30, RR 31, RR 32 and the statement issued by the Emerging Issues Task Force (URA).

FINANCIAL RISKS

In the course of conducting business, the Group is exposed to risk associated with financial instruments, such as liquid funds, short-term investments, accounts receivable, accounts payable and forward currency contracts. The risks relating to these instruments are primarily the following:

- Interest risk associated with liquid funds and short-term investments
- Currency risk associated with foreign currency flows
- Credit risk associated with financial activities

How these risks are handled and controlled is regulated in the financial policy adopted by the company's Board of Directors. The financial policy is the most important financial control tool for the company's financial activities and establishes the framework within which the company works.

Interest risk

Interest risk is the risk that the value of a financial instrument will vary due to changes in market interest rates. Interest risk relates to the risk that the Group's exposure to changes in market interest rates may affect net profit.

The Group's exposure to risk from changes in interest rates relates to liquid funds as well as short-term investments. See also Note 12. In accordance with the financial policy, the Group's surplus liquidity is invested in current bank accounts or interest-bearing instruments with high liquidity (treasury bills or investments in banks). The original term of the investments as of the closing date is up to seven months. The financial policy allows investments for up to two years.

Currency risk

Currency risk is the risk that the value of a financial instrument will vary due to changes in exchange rates. The currency used for H&M's accounts is Swedish kronor, but the Group has business in countries all around the world. This means that the Group is exposed to currency risk due to the fact that changes in exchange rates may affect profit and capital.

Credit risk

Credit risk is the risk that a party in a transaction with financial instruments may not be able to fulfil his/her commitment and thereby cause a loss to the other party.

Credit risk exposure arises when liquid funds are invested, including short-term investments, but also in the form of a counterparty risk associated with trading in derivatives. To limit credit risk, forward contract transactions are only executed with counterparties with good credit rating, and funds are only invested in banks and treasury bills.

The overwhelming majority of the Group's sales are made against cash payment and consequently this part of the credit risk is low.

TRANSACTION EXPOSURE ASSOCIATED WITH COMMERCIAL FLOWS

With a view to dealing with the currency risk relating to changes in exchange rates, the Group hedges its currency risk within the framework of the financial policy. The currency risk exposure is dealt with at the central level.

The Group's most significant purchase currencies are the US dollar and the euro. Fluctuation in the dollar/euro rate forms the single largest transaction exposure faced by the Group.

To hedge purchases in foreign currencies and thus reduce the effects of future exchange rate fluctuation, the majority of the Group's contracted purchases of goods are secured under forward contracts on an ongoing basis throughout the year. Since the sole purpose of this currency management is to reduce the risks, only actual exposure is hedged.

The Group's operating profit for the year was negatively affected by exchange rate differences relating to goods flows in the amount of SEK 3 m.

TRANSLATION EXPOSURE ON CONSOLIDATION OF UNITS OUTSIDE SWEDEN

In addition to the effects of transaction exposure, the profits are also affected by translation effects when foreign subsidiaries are consolidated. These effects arise when a foreign subsidiary's profit/loss is converted into Swedish kronor (translation exposure in the income statement). The underlying profit/loss in a market may be unchanged in the local currency, but when converted into SEK, may increase in kronor if the Swedish krona has weakened or decrease if the Swedish krona has strengthened.

These translation effects have had a positive effect on profit after tax for the year in the amount of SEK 168 m.

Translation effects also affect the Group's net assets on consolidation of the foreign subsidiaries' balance sheets (translation exposure in the balance sheet). No equity hedging is carried out for this risk. The translation difference for the year, which is recognised directly in Group equity, amounts to SEK 1,103 m (previous year SEK -198 m).

1 SEGMENT REPORTING

	2004/05	2003/04
Nordic region		
Net turnover	12,556	11,495
Operating profit	3,020	2,202
Operating margin in %	24.1	19.2
Assets	13,482	10,382
Liabilities	1,744	1,384
Investments	229	225
Depreciation	204	187
Euro zone countries excl. Finland		
Net turnover	34,197	29,907
Operating profit	7,854	6,625
Operating margin in %	23.0	22.2
Assets	12,645	11,450
Liabilities	1,918	1,831
Investments	1,282	857
Depreciation	728	608
Rest of the world		
Net turnover	14,509	12,293
Operating profit	2,299	1,840
Operating margin in %	15.8	15.0
Assets	6,997	6,260
Liabilities	1,181	933
Investments	942	507
Depreciation	520	437
Total		
Net turnover	**61,262**	**53,695**
Operating profit	**13,173**	**10,667**
Operating margin in %	**21.5**	**19.9**
Assets excl. taxes recoverable	**33,124**	**28,092**
Liabilities excl. tax liability	**4,843**	**4,148**
Investments	**2,453**	**1,589**
Depreciation	**1,452**	**1,232**

2 NET TURNOVER BY COUNTRY

	2004/05	2003/04
Sweden	4,961	4,717
Norway	3,717	3,326
Denmark	2,405	2,183
UK	5,365	4,909
Switzerland	3,599	3,387
Germany	16,881	15,258
Netherlands	3,652	3,310
Belgium	2,084	1,819
Austria	3,578	3,485
Luxembourg	270	254
Finland	1,472	1,270
France	4,371	3,709
USA	3,819	3,231
Spain	2,494	1,685
Poland	654	384
Czech Republic	305	164
Portugal	256	189
Italy	498	197
Canada	542	168
Slovenia	217	50
Ireland	114	-
Hungary	8	-
Total	61,262	53,695

3 SALES TO GROUP COMPANIES

Parent company net turnover includes SEK 5.1 m (70.5) in respect of internal sales of goods to subsidiaries.

4 SALARIES, OTHER REMUNERATION AND PAYROLL OVERHEADS

2005	Board MD, salary	Salaries other employees	Total payroll overheads	*of which pensions* total	*of which pensions* Board+MD
Sweden	14.6	1,113.0	549.9	132.1	6.5
Norway	2.4	554.6	99.3	10.9	0.1
Denmark	1.9	295.9	31.6	4.2	0.2
UK	4.3	682.8	48.5	2.2	0.3
Switzerland	2.3	479.7	62.5	1.3	–
Germany	7.4	2,080.7	448.4	0.2	0.2
Netherlands	3.5	385.4	80.5	–	0.2
Belgium	2.3	266.3	55.7	–	–
Austria	2.1	336.8	103.2	–	–
Luxembourg	–	26.2	2.4	–	–
Finland	2.3	127.0	29.8	0.1	0.1
France	2.8	456.9	184.8	0.2	0.2
USA	3.8	517.0	92.0	5.3	0.5
Spain	3.7	268.4	80.2	0.1	–
Poland	–	39.1	6.3	–	–
Czech Republic	–	13.2	4.6	–	–
Portugal	–	26.9	5.9	–	–
Italy	–	86.3	23.0	0.1	–
Canada	2.2	59.2	13.6	0.5	0.4
Slovenia	–	7.3	0.3	–	–
Ireland	–	13.1	1.2	–	–
Hungary	–	0.7	0.3	–	–
Other countries	–	96.5	20.8	1.1	–
Group total	**55.6**	**7,933.0**	**1,944.8**	**158.3**	**8.7**

2004	Board MD, salary	Salaries other employees	Total payroll overheads	*of which pensions* total	*of which pensions* Board+MD
Sweden	12.3	1,039.1	469.1	80.9	6.3
Norway	1.9	507.5	85.6	12.0	2.0
Denmark	2.0	275.3	25.7	3.2	0.1
UK	4.4	568.6	43.0	2.3	0.2
Switzerland	3.0	444.9	56.9	0.8	–
Germany	7.1	1,826.2	393.5	0.3	0.2
Netherlands	4.8	356.8	88.3	0.1	–
Belgium	1.8	240.0	50.1	–	–
Austria	1.7	317.3	98.6	–	–
Luxembourg	–	24.5	2.7	–	–
Finland	2.1	110.5	24.3	0.1	0.1
France	2.7	403.0	164.7	0.3	0.2
USA	2.1	437.0	79.4	4.3	0.6
Spain	3.5	192.1	56.5	0.4	–
Poland	–	21.3	3.5	–	–
Czech Republic	–	6.3	2.1	–	–
Portugal	–	20.2	4.1	–	–
Italy	–	48.4	10.9	0.2	–
Canada	2.0	20.5	5.2	0.4	0.4
Slovenia	–	1.3	0.2	–	–
Other countries	–	90.6	18.2	1.3	–
Group total	**51.4**	**6,951.4**	**1,682.6**	**106.6**	**10.1**

Board fees

Board fees for the year as approved by the AGM amounted to SEK 3.9 m (3.9), of which SEK 2.4 m (2.7) was paid to the Chairman of the Board. No Board fees were paid to Board members who are also employees of the company. The Board consists of nine members and four deputy members. Five of the members are female and eight male. Five of the thirteen are employed by the company.

Managing Director's terms of employment

Remuneration to the Managing Director in the form of salary and benefits amounted to SEK 10.7 m including a bonus of SEK 1.5 m (previous year, SEK 8.4 m including a bonus of SEK 1.5 m). The pension expenses for the Managing Director during the year were SEK 6.5 m (previous year SEK 6.3 m), of which SEK 3.9 m comprises pension commitments entered as liabilities. The total pension commitments entered as liabilities amount to SEK 33.1 m. The Managing Director may retire at the age of 65 (previously 62) and receive pension of 65 per cent of regular salary for three years and thereafter a lifetime pension equivalent to 50 per cent of the same salary. The Managing Director is entitled to 12 months' notice. In the event the company cancels his employment contract, the Managing Director will receive severance pay of an extra year's salary in addition to the 12 months' notice. The Managing Director's terms of employment are determined by the Board of Directors.

Terms of employment for other Group senior executives

Remuneration to other members of Group management in the form of salary and benefits amounted to SEK 26.1 m (23.8), which included bonuses of SEK 2.5 m (2.0). Pension expenses for other members of Group management during the year were SEK 9.1 m (previous year SEK 4.7 m).

Other Group management comprises ten people, three of whom are female. In addition to the Managing Director, the management team includes those responsible for the following functions: Finance, Buying, Production, Expansion, IR, Accounts, Marketing, HR, Communications and Corporate Social Responsibility.

There are rules in place for these senior executives in respect of supplements to retirement pension beyond the ITP plan. The retirement age varies between 60 and 62 years. The cost of this commitment is covered by separate insurance policies.

In addition, a bonus amounting to SEK 5.7 m (6.1) was paid out to 13 country managers. No severance pay agreements exist within the Group other than for the Managing Director as described above.

The terms of employment for other members of Group management are determined by the Managing Director and the Chairman of the Board.

Bonus system

The Managing Director, country managers and certain senior executives are included in a bonus system. The size of the bonus per person is based on 0.133 per cent of the increase in the regular dividend established by the Annual General Meeting and the fulfilment of targets in their respective areas of responsibility. The maximum bonus per person and year is SEK 0.5 m. In the case of the Managing Director, the bonus is 0.40 per cent of the regular dividend increase with a maximum of SEK 1.5 m.

The bonus paid after tax must be invested entirely in shares in the company, which must be held for at least five years.

5 DEPRECIATION ACCORDING TO PLAN

Depreciation according to plan has been calculated at 12–20 per cent of the acquisition cost of equipment and leasehold rights, based on estimated economic life. The fact that leasehold rights are depreciated over a period of more than five years is due to the crucial importance of the store locations to the business. Buildings are depreciated at 3 per cent of their acquisition values.

No depreciation is applied to land values. Depreciation for the year is reported in the income statement as follows:

	GROUP		PARENT COMPANY	
	04/05	03/04	04/05	03/04
Cost of goods sold	155.0	134.3	13.9	13.3
Selling expenses	1,226.5	1,038.2	91.7	87.1
Administrative expenses	70.1	59.7	5.4	5.1
Total	**1,451.6**	**1,232.2**	**111.0**	**105.5**

6 AUDIT FEES

	GROUP		PARENT COMPANY	
	04/05	03/04	04/05	03/04
Ernst & Young				
Audit assignments	10.3	8.0	1.9	1.5
Other assignments	5.1	5.8	0.4	0.3
Other auditors				
Audit assignments	2.2	2.1	-	-
Other assignments	2.1	1.7	-	-
Total	**19.7**	**17.6**	**2.3**	**1.8**

7 YEAR-END APPROPRIATIONS

	PARENT COMPANY	
	04/05	03/04
Depreciation in excess of plan	1.8	-6.9
Change in tax allocation reserve	1,075.8	-284.2
Total	**1,077.6**	**-291.1**

8 TAX ON PROFIT FOR THE YEAR

	GROUP		PARENT COMPANY	
	04/05	03/04	04/05	03/04
Current tax	-4,668.9	-3,605.5	-787.9	-283.0
Deferred taxes in respect of utilised loss carry-forward	-	-52.6	-	-
Deferred tax expense in respect of unutilised losses	10.0	-	-	-
Deferred tax expense in respect of untaxed reserves	341.1	-73.7	-	-
Deferred tax expense in respect of other temporary differences	11.5	1.3	11.5	1.2
Total	**-4,306.3**	**-3,730.5**	**-776.4**	**-281.8**
Expected tax expense according to the Swedish tax rate of 28%	-3,794.8	-3,081.5	-2,747.1	-2,352.5
Difference in foreign tax rates	-459.0	-576.4	-	-
Other non-deductible/ non-taxable items	-61.6	-76.9	1.0	-2.9
Tax effects of loss carry-forward	9.1	4.3	-	-
Tax-free divided, subsidiary	-	-	1,969.7	2,073.6
Total	**-4,306.3**	**-3,730.5**	**-776.4**	**-281.8**

Long-term receivables in the balance sheet include a deferred tax receivable of SEK 59.3 m (35.0), of which SEK 39.5 m (26.7) relates to a loss carry-forward that is expected to be utilised within the next few years and SEK 19.8 m (8.3) related to pension expenses (parent company only) that will be deductible in the future. There are no other deductions for losses.

9 LEASEHOLD RIGHTS, BUILDINGS, LAND AND EQUIPMENT

	GROUP		PARENT COMPANY	
Leasehold rights	04/05	03/04	04/05	03/04
Acquisition value brought forward	196.7	185.8	-	0.7
Acquisitions during the year	176.7	13.3	-	-
Sales/disposals	-4.1	-0.7	-	-0.7
Translation effects	14.2	-1.7	-	-
Closing acquisition value	383.5	196.7	-	0.0
Depreciation brought forward	-95.3	-74.1	-	-0.7
Sales/disposals	4.1	0.7	-	0.7
Depreciation for the year	-34.3	-23.3	-	-
Translation effects	-7.9	1.4	-	-
Closing accumulated depreciation	-133.4	-95.3	-	0.0
Closing book value	**250.1**	**101.4**	**-**	**0.0**
Buildings				
Acquisition value brought forward	489.8	501.8	106.8	106.8
Acquisitions during the year	24.8	1.0	-	-
Sales/disposals	0.0	-12.8	-	-
Translation effects	21.3	-0.2	-	-
Closing acquisition value	535.9	489.8	106.8	106.8
Depreciation brought forward	-116.4	-101.7	-42.2	-39.1
Sales/disposals	-	-	-	-
Depreciation for the year	-14.7	-14.9	-3.1	-3.1
Translation effects	-4.9	0.2	-	-
Closing accumulated depreciation	-136.0	-116.4	-45.3	-42.2
Closing book value	**399.9**	**373.4**	**61.5**	**64.6**
Land				
Acquisition value brought forward	63.8	60.0	3.3	3.3
Acquisitions during the year	0.0	3.6	-	-
Sales/disposals	-	-	-	-
Translation effects	3.3	0.2	-	-
Closing book value	**67.1**	**63.8**	**3.3**	**3.3**

The tax assessment values of the Swedish properties amount to SEK 57.3 m (57.3). The book value of these amounts to SEK 64.8 m.

	GROUP		PARENT COMPANY	
Equipment	04/05	03/04	04/05	03/04
Acquisition value brought forward	10,716.8	9,740.7	907.9	894.8
Acquisitions during the year	2,132.0	1,731.2	115.0	86.0
Sales/disposals	-777.4	-540.6	-65.4	-72.9
Translation effects	899.2	-214.5	-	-
Closing acquisition value	12,970.6	10,716.8	957.5	907.9
Depreciation brought forward	-4,724.8	-4,076.8	-457.7	-428.1
Sales/disposals	739.9	431.7	65.4	72.9
Deprecation for the year	-1,402.6	-1,194.0	-107.9	-102.5
Translation effects	-431.2	114.3	-	-
Closing accumulated depreciation	-5,818.7	-4,724.8	-500.2	-457.7
Closing book value	**7,151.9**	**5,992.0**	**457.3**	**450.2**

The Group has no significant leasing agreements other than the leasing agreements for rented premises that were signed on normal market terms. Rental charges for the 2004/2005 financial year amount to SEK 6,722 m (5,794).

Rentals according to the Group's leasing agreements (basic rent excluding any sales-dependent supplements) amount to (SEK m):

Due 2006	5,824
Due 2007-2010	17,455
Due 2011 and thereafter	13,649

10 PARTICIPATION IN GROUP COMPANIES (All companies are wholly owned)

	Corporate ID number	Number of shares	Book value	Domicile
Parent company participation				
K E Persson AB	556030-1052	1,000	0.1	Stockholm
AB Hennes	556056-0889	1,000	0.1	Stockholm
Big is Beautiful, BiB AB	556005-5047	3,300	0.4	Stockholm
Bekå AB	556024-2488	450	1.3	Stockholm
Impuls AB	556151-2376	1,250	0.1	Stockholm
Carl-Axel Hermode AB	556099-0706	1,000	3.0	Stockholm
H & M Rowells AB	556023-1663	1,150	0.6	Stockholm
Mauritz AB	556125-1421	2,000	0.2	Stockholm
Erica Modehus AB	556070-1715	1,000	2.6	Stockholm
H & M Hennes & Mauritz International B.V.		18,151 EUR	0.1	Netherlands
H & M India Private Ltd		1,633,500 INR	2.9	India
Total			**11.4**	

Subsidiary participation in Group companies	Corporate ID number	Number of shares	Domicile
Carl Axel Petterssons AB	556027-7351	1,200	Stockholm
H & M Hennes & Mauritz A/S			Norway
H & M Hennes & Mauritz A/S			Denmark
H & M Hennes Ltd			UK
H & M Hennes & Mauritz SA			Switzerland
H & M Trading SA			Switzerland
H & M Hennes & Mauritz GmbH			Germany
Impuls GmbH			Germany
Magis GmbH & Co. KG			Germany
H & M Hennes & Mauritz Holding BV			Netherlands
H & M Hennes & Mauritz Netherlands BV			Netherlands
H & M Hennes & Mauritz USA BV			Netherlands
H & M Hennes & Mauritz Belgium NV			Belgium
H & M Hennes & Mauritz GesmbH			Austria
H & M Hennes & Mauritz OY			Finland
H & M Hennes & Mauritz SARL			France
H & M Hennes & Mauritz LP			USA
H & M Moda SL			Spain
H & M Hennes & Mauritz sp.z.o.o.			Poland
H & M Hennes & Mauritz CZ, s.r.o.			Czech Republic
Divided Moda-Comércio de Vestuário, Unipessoal lda			Portugal
H & M Hennes & Mauritz S.r.l.			Italy
H & M Hennes & Mauritz Inc.			Canada
H & M Hennes & Mauritz d.o.o.			Slovenia
H & M Hennes & Mauritz (Ireland) Ltd			Ireland
H & M Hennes & Mauritz Kft			Hungary
H & M Reinsurance SA			Luxembourg
H & M Hennes & Mauritz Far East Ltd			Hong Kong
Puls Trading Far East Ltd			Hong Kong
Puls Trading International Ltd			Hong Kong

11 PREPAID EXPENSES AND ACCRUED INCOME

	GROUP		PARENT COMPANY	
	04/05	03/04	04/05	03/04
Prepaid rent	362.9	284.5	38.2	42.0
Accrued interest income	23.6	27.3	15.8	15.8
Other items	121.7	99.2	76.1	20.5
Total	**508.2**	**411.0**	**130.1**	**78.3**

12 SHORT-TERM INVESTMENTS

This balance sheet item includes interest-bearing investments, i.e. investments in securities issued by governments or banks or in short-term bank deposits. As of 30 November 2005 there were no investments with terms longer than seven months. All investments are reported at the acquisition cost on acquisition. The book value of short-term investments plus accrued interest equals the actual value. Investments are made on market terms and the interest rates are in the range 0.38–4.48 per cent. The difference in interest rate depends on the currency in which the amount is invested.

	GROUP		PARENT COMPANY	
Term	04/05	03/04	04/05	03/04
Up to three months	7,905.7	9,316.9	2,150.0	2,420.1
Three to twelve months	6,350.0	3,250.0	6,350.0	3,250.0
Total	**14,255.7**	**12,566.9**	**8,500.0**	**5,670.1**

The accrued interest on short-term investments includes Prepaid expenses and accrued income (Note 11), in the Group SEK 22.2 m (24.9) and in the parent company SEK 14.5 m (14.6).

13 FORWARD CONTRACTS

Forward currency contracts are entered in order to hedge risks associated with future currency flows. The table below shows the outstanding forward contracts in respect of currency flows as of the closing date.

Currency pair Sell/buy	Nominal amount	Unrealised gain/loss	Average remaining term in months
NOK/SEK	1.9	-0.1	1.5
GBP/SEK	1.3	-0.1	1.5
NOK/USD	275.9	11.0	2.5
DKK/USD	191.3	5.1	2.5
GBP/USD	464.4	12.0	3.0
CHF/USD	306.6	9.6	3.0
EUR/USD	2,308.9	67.2	3.0
PLN/USD	112.7	1.8	1.5
CZK/USD	1.9	0.1	1.5
CAD/USD	50.5	-0.6	2.5
Total	**3,715.4**	**106.0**	
Buy/sell			
USD/SEK	355.9	14.4	2.5

The nominal amount of currency forwards reported outside the balance sheet therefore amounts to gross SEK 4,071.3 m (8,486.0) and the unrealised forward profit as of the closing date totals SEK 120.4 m (-193.0) net.

The market valuation was performed using data provided by the banks.

14 SHARE CAPITAL

The share capital consists of 97,200,000 class 'A' shares (10 votes per share) and 730,336,000 class 'B' shares (1 vote per share). The total number of shares is 827,536,000.

15 APPROPRIATION OF PROFITS IN ACCORDANCE WITH THE 2005 ANNUAL GENERAL MEETING RESOLUTION

Unappropriated earnings as per balance sheet on 30 November 2004	8,363.8
Dividend, SEK 8.00 per share	-6,620.3
Refunded dividend	0.9
Remaining profit	**1,744.4**

16 UNTAXED RESERVES

	PARENT COMPANY	
	04/05	03/04
Depreciation in excess of plan	252.1	253.9
Tax allocation reserve	-	1,075.8
Total	**252.1**	**1,329.7**

17 PROVISIONS FOR PENSIONS

	04/05
The capitalised value of defined benefit obligations (DBO)	229.9
Market value of managed assets (MV)	152.0
Provisions recorded	77.9
Forwarding balance (FB) 30 November 2004	41.2
Effect of changed accounting principle	22.3
Corr. FB 30 November 2004	63.5
Cost of pensions earned during the year, net	37.8
Premiums paid in	-23.4
Recorded amount of defined benefit obligations 30 November 2005	77.9
Significant actuarial assumptions on the balance sheet day (weighted average amounts)	
Discount rate	3.5%
Expected return on managed assets	5.1%
Future salary increases	4.0%
Future pension increases (inflation)	2.0%

18 PROVISIONS FOR DEFERRED TAX LIABILITIES

	GROUP	
	04/05	03/04
Provisions brought forward	992.0	925.2
New provisions	-	73.7
Provisions utilised	-341.0	-
Exchange rate effects	45.9	-6.9
Provisions carried forward	**696.9**	**992.0**

"Deferred tax liabilities" refers to estimated tax on untaxed reserves.

19 ACCRUED EXPENSES AND PREPAID INCOME

	GROUP		PARENT COMPANY	
	04/05	03/04	04/05	03/04
Holiday pay liability	438.1	370.7	129.7	119.6
Payroll overheads	204.6	173.3	100.6	111.1
Accrued interest	-	0.7	-	0.3
Payroll liability	360.6	258.0	88.9	50.0
Costs relating to premises	741.9	476.1	2.4	-
Other accrued overheads	426.2	489.7	72.5	60.0
Total	**2,171.4**	**1,768.5**	**394.1**	**341.0**

20 CONTINGENT LIABILITIES

	GROUP		PARENT COMPANY	
	04/05	03/04	04/05	03/04
Parent company's lease guarantees	-	-	11,412.6	8,939.1
Disputes	15.0	10.0	10.0	10.0
Total	**15.0**	**10.0**	**11,422.6**	**8,949.1**

21 RELATED PARTY TRANSACTION DISCLOSURES IN ACCORDANCE WITH RR 23

The H&M Group leases the following store premises in properties directly or indirectly owned by Stefan Persson and family: Drottninggatan 50-52 in Stockholm, Drottninggatan 56 in Stockholm, Sergelgatan 11 in Stockholm, Kungsgatan 55 in Gothenburg, Stadt Hamburgsgatan 9 in Malmö and Amagertorv 23 in Copenhagen

Rent is paid at market rates and amounted to a total of SEK 44.3 for the financial year (previous year SEK 46.7).

An agreement has been entered into with Chairman Stefan Persson's company, Ramsbury AB, regarding leasing the premises at Beridarebanan 8, Stockholm, for occupancy at the end of 2007/beginning of 2008. The rent has been reviewed by two independent evaluators and is at the market rate.

Details of salaries and other remuneration to related parties are in Note 4.

22 AVERAGE NUMBER OF EMPLOYEES

	2004/05		2003/04	
	Total	Male %	Total	Male %
Sweden	3,872	19	3,731	19
Norway	1,523	9	1,509	11
Denmark	1,066	5	1,021	5
UK	3,408	23	3,095	23
Switzerland	1,317	11	1,222	9
Germany	8,778	19	7,936	20
Netherlands	1,840	18	1,840	19
Belgium	1,260	14	1,132	16
Austria	1,681	12	1,679	13
Luxembourg	125	12	122	12
Finland	657	11	591	13
France	2,467	27	2,112	26
USA	2,406	32	2,812	33
Spain	1,721	23	1,293	21
Poland	601	25	390	29
Czech Republic	209	9	109	6
Portugal	181	29	152	27
Italy	383	24	158	16
Canada	294	24	125	21
Slovenia	70	24	14	13
Ireland	77	18	-	-
Hungary	8	13	-	-
Other countries	670	38	658	37
Group total	**34,614**	**20**	**31,701**	**20**

Sickness absence in Sweden	Sickness absence as % of reg. working hours		% of sickness absence lasting over 60 days	
	04/05	03/04	04/05	03/04
All employees	5.7	6.5	52.9	55.3
Female employees	6.1	6.9	55.1	57.2
Male employees	3.7	4.2	35.2	40.0
Employees < 30 years old	3.4	3.9	25.7	31.4
Employees 30–49 years old	6.6	7.3	60.5	60.4
Employees > 50 years old	9.3	11.2	63.3	68.6

The figures relate to the full financial year.

23 EFFECTS OF THE TRANSITION TO IFRS

The Group's financial reporting for 2005/06 will be done in accordance with IFRS and the figures for the comparative year, 2004/05, will be restated. The rules concerning introduction and restatement are outlined in IFRS 1, First-time Adoption of International Financial Reporting Standards.

According to IFRS 1, the financial reports shall be prepared according to the IFRS standards that are in effect on 30 November 2006. Furthermore, these standards must have been approved by the EU. The effects of the transition to IFRS as shown below are therefore preliminary and based on the IFRS standards in force at this time and interpretations thereof. These may be adjusted in the period up to 30 November 2006 and this will have an impact on the reported amounts. IFRS 1 is based on the principle that all standards will be applied retroactively, but it contains a number of exceptions to this rule. In line with IFRS 1, H&M has decided against restating the acquisition of subsidiaries that took place before 1 December 2004 according to IFRS 3, Business combinations and to set the accumulated translation differences at nil as of 1 December 2004 (see below).

Financial instruments and hedge accounting

The effect on H&M's financial reporting of the transition to IFRS is limited to IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments: Recognition and Measurement.

H&M has decided to apply IAS 32 and IAS 39 from the 2004/05 financial year and the comparative figures for 2004/05 have been restated. The difference between the recorded values according to IAS 39 and according to the principles previously applied is recognised directly in equity in the balance sheet as of 1 December 2004.

IAS 39 requires that financial assets and financial liabilities be classified in different categories and then be recognised and measured according to the principles that apply for the respective category.

Liquid assets and short-term investments have been classified as assets where they have been recognised at fair value and where the change in value is recognised in the income statement.

The Group's policy is to hold derivatives for hedging purposes only. Derivatives held for this purpose are used in cash-flow hedging. Previously such derivatives were recognised outside the balance sheet using deferred hedge accounting. Gains and losses on derivatives were recognised when the hedged transaction took place. According to IAS 39, all derivatives are to be recognised at fair value. Since the Group does not meet the criteria for hedge accounting according to IAS, the change in value will in the future be recorded in the income statement on an ongoing basis. Accordingly, H&M's reported profit will exhibit greater volatility.

Summary of the effects of the transition to IFRS

	04/05
Profit according to the accounting principles applied	9,246
Effect of transition to IFRS:	
Financial instruments, IAS 39 (derivatives at fair value)	313
Deferred tax	-88
Profit according to IFRS, preliminary calculation	**9,471**

	2005	2004
Equity according to accounting principles applied on 30 November	25,924	22,209
Effect of change in accounting principle RR 29	-	-16
Equity according to accounting principles applied on 1 December 2004	-	22,193
Effect of transition to IFRS:		
Financial instruments, IAS 39 (derivatives at fair value)	120	-193
Deferred tax	-34	54
Equity on 30 November according to IFRS, preliminary calculation	**26,010**	**22,054**

Effect on profit before tax, assets and liabilities

The Group's 2004/05 profit before tax is higher according to IFRS than with the accounting principles applied in the amount of SEK 313 m, due to the fact that derivatives are recognised at fair value.

The Group's assets and liabilities as of 30 November 2005 are only marginally affected by the introduction of IFRS.

Accumulated translation differences

Translation differences relating to investments in foreign operations shall, according to IAS 21 The Effects of Changes in Foreign Exchange Rates, be recognised as a separate component of equity. When foreign operations are disposed of, the accumulated translation differences are to be recognised as part of the profit from the disposals. H&M has decided to set the accumulated translation differences at nil as of 1 December 2004 according to the transition provisions in IFRS 1. Previously reported translation differences are assigned to other equity in the opening balance sheet as of 1 December 2004.

Other IFRS standards

Following a review of all of the accounting principles, it has been determined that the effects of the other standards on the Group's assets and profit are not of any material significance.

24 KEY RATIO DEFINITIONS

Return on equity:	Profit for the year divided by average shareholders' equity.
Return on capital employed:	Profit after financial items plus interest expense divided by average share-holders' equity plus interest-bearing liabilities.
Debt/equity ratio:	Interest-bearing liabilities divided by shareholders' equity.
Share of risk-bearing capital:	Shareholders' equity plus deferred tax liability divided by the balance sheet total.
Equity/assets ratio:	Shareholders' equity in relation to balance sheet total.
Interest cover:	Profit after financial items plus interest expense divided by interest expense.
Net worth per share:	Shareholders' equity divided by the number of shares.
P/E ratio:	Price per share divided by earnings per share.

PROPOSED DISTRIBUTION OF EARNINGS

Group
According to the Consolidated Balance Sheet for the Group, unappropriated Group profit amounts to SEK 23,832.2 m.

At the disposal of the Annual General Meeting	SEK	10,759,208,852
The Board of the Directors and the Managing Director proposes:		
A dividend to the shareholders of SEK 9.50 per share	SEK	7,861,592,000
To be carried forward as retained profits	SEK	2,897,616,852
	SEK	10,759,208,852

The Board of Directors and the Managing Director hereby provide an assurance that, to the best of our knowledge, the annual report has been prepared according to generally accepted accounting standards for listed companies, the disclosures correspond to actual circumstances and nothing of any significant importance has been omitted.

Stockholm, 25 January 2006

Stefan Persson
Chairman

Fred Andersson

Vivian Enochsson*

Werner Hofer

Sussi Kvart

Bo Lundquist

Stig Nordfelt

Marianne Norin-Broman*

Melker Schörling

Rolf Eriksen
Managing Director

* Employee representative

AUDITORS' REPORT

To the Annual General Meeting of
H & M Hennes & Mauritz AB,
Corporate identity number: 556042-7220

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the Managing Director of H & M Hennes & Mauritz AB for the financial year 1 December 2004 – 30 November 2005. These accounts, the administration of the company and compliance with the Annual Accounts Act in the preparation of the annual accounts and the consolidated accounts are the responsibility of the Board of Directors and the Managing Director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. These standards require that we plan and perform the audit to obtain a high level of, but not necessarily absolute, assurance that the annual accounts and the consolidated accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the Managing Director and evaluating the significant assessments made by the Board of Directors and Managing Director in preparing the annual accounts and consolidated accounts, as we as assessing the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company to be able to determine the liability, if any, to the company of any Board member or the Managing Director. We also examined whether any Board member or the Managing Director has, in any other way, acted in contravention of the Companies' Act, the Annual Accounts Act or the Articles of Association.

We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's and the Group's financial position in accordance with generally accepted accounting principles in Sweden. The administration report is consistent with the other sections of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting that the income statement and balance sheet of the parent company and the group be adopted, that the profit for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Stockholm, 26 January 2006

Åsa Lundvall
Authorised Public Auditor
Ernst & Young AB

Erik Åström
Authorised Public Auditor
Ernst & Young AB

FIVE-YEAR SUMMARY

	2004/2005	2003/2004	2002/2003	2001/2002	2000/2001
Turnover incl. VAT, SEK m	71,885.8	62,985.9	56,550.0	53,331.7	46,528.2
Turnover excl. VAT, SEK m	61,262.2	53,695.0	48,237.7	45,522.3	39,698.8
Change from previous year, %	14	11	6	15	30
Operating profit, SEK m	13,172.9	10,667.3	9,223.0	8,259.1	5,477.8
Operating margin, %	21.5	19.9	19.1	18.1	13.8
Depreciation for the year, SEK m	1,451.6	1,232.2	1,125.6	1,050.6	900.1
Profit after financial items, SEK m	13,552.8	11,005.3	9,608.7	8,628.9	5,734.0
Profit for the year, SEK m	9,246.5	7,274.8	6,385.9	5,686.8	3,816.4
Number of shares, Note 14	827,536,000	827,536,000	827,536,000	827,536,000	827,536,000
Earnings per share, SEK	11.17	8.79	7.72	6.87	4.61
Liquid funds (incl. short-term investments), SEK m	16,845.9	15,051.3	13,193.5	13,479.6	8,530.9
Stock-in-trade, SEK m	6,840.7	5,141.6	5,050.1	4,192.5	4,332.4
Restricted equity, SEK m	2,091.6	2,745.4	2,618.2	2,463.3	2,475.4
Non-restricted equity, SEK m	23,832.2	19,463.6	17,478.5	16,624.4	12,956.2
Net worth per share, SEK	31.33	26.84	24.28	23.07	18.65
Return on shareholders' equity, %, Note 24	38.4	34.4	32.6	32.9	27.9
Return on capital employed, %, Note 24	56.3	51.9	48.9	49.7	41.6
Debt/equity ratio, %, Note 24	0.0	0.2	0.2	0.4	1.2
Share of risk-bearing capital, %, Note 24	80.2	82.5	81.6	79.0	77.8
Equity/assets ratio, %, Note 24	78.1	79.0	78.0	75.7	75.6
Interest cover, Note 24	3,152.8	3,440.2	3,432.7	654.7	304.4
Total number of stores	1,193	1,068	945	844	771
Average number of employees	34,614	31,701	28,409	25,674	22,944

Operating margin, %


25
20
15
10
5
0
00/01
01/02
02/03
03/04
04/05

Return on shareholders' equity, %


40
35
30
25
20
15
10
5
0
00/01
01/02
02/03
03/04
04/05

Equity/assets ratio, %


100
80
60
40
20
0
00/01
01/02
02/03
03/04
04/05

THE H&M SHARE

Business ratios per share

	2004/2005	2003/2004	2002/2003	2001/2002	2000/2001
Net worth per share, SEK	31.33	26.84	24.28	23.07	18.65
Earnings per share, SEK	11.17	8.79	7.72	6.87	4.61
Change from previous year, %	+27	+14	+12	+49	+50
Dividend per share, SEK	9.50*	8.00	6.00	6.00	1.75
Market price on 30 November, SEK	253.00	216.00	176.50	191.00	213.00
P/E ratio	23	25	23	28	46

Distribution of shares, December 2005

Shareholdings	Number of shareholders	%	Number of shares	%	Average number of shares per shareholder
1 - 1,000	163,823	92.6	33,069,836	4.0	202
1,001 - 5,000	10,081	5.7	22,440,124	2.7	2,226
5,001 - 10,000	1,341	0.8	9,920,069	1.2	7,398
10,001 - 50,000	1,145	0.6	24,334,102	2.9	21,252
50,001 - 100,000	146	0.1	10,625,358	1.3	72,776
100,001 -	390	0.2	727,146,511	87.9	1,864,478
TOTAL	**176,926**	**100.0**	**827,536,000**	**100.0**	**4,677**

Major shareholders, December 2005

Shareholder	No. of shares	% of voting rights	% of total shares
Stefan Persson and family	301,672,400	69.1	36.5
Lottie Tham	36,805,700	2.2	4.4
Alecta	26,570,000	1.6	3.2
Robur Fonder	22,953,714	1.3	2.8
AMF-Pensionsförsäkring AB	18,870,000	1.1	2.3
Nordeas fonder	15,376,394	0.9	1.9
SHB/SPP Fonder	13,878,740	0.8	1.7
SEB Fonder	13,394,280	0.8	1.6
Fjärde AP-fonden	11,325,950	0.7	1.4
Skandia Liv	9,549,612	0.6	1.2

* Proposed by the Board of Directors

The development of the H&M share


H&M share
General Index, SIX
300
275
250
225
200
175
150
125
100
75
50
Calender year
2001
2002
2003
2004
2005

CORPORATE GOVERNANCE REPORT 2005
H & M HENNES & MAURITZ AB

H&M complies with the Swedish Code of Corporate Governance and has therefore made adjustments according to the Code's requirements with respect to the provision of information.

H&M's Corporate Governance Structure


ANNUAL GENERAL MEETING
ELECTION COMMITTEE
BOARD OF DIRECTORS
AUDITING COMMITTEE
MANAGING DIRECTOR
EXECUTIVE MANAGEMENT TEAM
Finance, Buying, Production, Expansion, Accounts, Human Resources, Marketing, Communications, Investor Relations, Corporate Social Responsibility.
COUNTRY MANAGERS

Annual General Meeting

H&M complied with the Code with respect to the 2005 Annual General Meeting in all respects except the distance participation rule. Shareholders were not given the option to participate in the Annual General Meeting from another location since this was not deemed necessary based on the ownership structure. At the end of the financial year, 30 November 2005, 18 per cent of the shares were foreign-owned, representing 8.75 per cent of the votes.

In preparation for the 2005 Annual General Meeting the Nomination Committee prepared a proposal for a chairman for the meeting. Sven Unger was proposed as the Chairman for the Meeting and was approved by the AGM on 26 April 2005.

Election Committee

As per a resolution at the Annual General Meeting on 26 April 2005, an election committee (previously nomination committee) has been formed. In accordance with the resolution, the process was as follows: The primary shareholder and the five largest shareholders thereafter at the end of August 2005 appointed the members of the Election Committee.
The Election Committee consists of:

Shareholder	*Representative*
Stefan Persson and family	Stefan Persson
Lottie Tham	Lottie Tham
Robur Fonder	Mats Lagerqvist
Alecta	Tomas Nicolin
AMF Pensionsförsäkrings AB	Magnus Wärn
Nordeas fonder	Peter Rudman

This Election Committee will remain in place until the end of August 2006. If the 2006 AGM adopts the current directive, the next election committee will consist of the principal owner and the five largest shareholders at the end of August 2006.

The Election Committee has appointed Stefan Persson as its Chairman. This is deemed a natural choice taking into consideration H&M's ownership structure.

Evaluation of the work of the Board of Directors

At the Election Committee meetings, Chairman Stefan Persson reported on the work of the Board of Directors. The work of the Board of Directors has functioned well during the course of the year.

No fees for the Election Committee

No special fees were paid to the Election Committee's chairman, nor to any other member of the Committee.

COMPOSITION OF THE BOARD OF DIRECTORS AND ATTENDANCE DURING THE YEAR

Name	Year elected	Independent	Fees* (SEK)	Board meetings	Auditing Committee	Shareholding	Shares held by related parties
Stefan Persson, Chairman	1979	No	1,700,000	6		186,274,400	97,200,000**
Fred Andersson	1990	No	300,000	6		800	–
Werner Hofer	1996	Yes	350,000	5	2	4,000	–
Sussi Kvart	1998	Yes	300,000	6		2,200	850
Bo Lundquist	1995	Yes	350,000	6	1	20,000	–
Stig Nordfelt	1987	No	400,000	6	2	4,000	–
Melker Schörling	1998	Yes	300,000	4		114,000	–
Rolf Eriksen, deputy	2000	No		6		36,100	–
Jan Jacobsen, deputy	1985	No	200,000	6		125,000	–
Vivian Enochsson, employee representative	1977	No		6		600	–
Marianne Norin-Broman, employee representative	1995	No		6		70	70
Eva Nilsson, deputy empl. representative	2003	No		6		20	–
Agneta Ramberg, deputy empl. representative	1997	No		6		–	–
Total number of meetings				6	2		

* Fees as resolved at the Annual General Meeting on 26 April 2005. The fees relate to the period until the next AGM is held and will be paid out in 2006.
** Shares owned through Stefan Persson Placering AB.

FACTS ON THE BOARD MEMBERS

Stefan Persson. Chairman of the Board. Born 1947.
PRIMARY OCCUPATION Working Chairman of the Board of H&M.
BOARD ASSIGNMENTS Chairman of the Board of H&M, member of the Association of Stockholm School of Economics and board assignments in family-owned companies.
EDUCATION Stockholm University & Lund University, 1969–1973.
WORK EXPERIENCE
1976–1982 Country Manager for H&M in the UK and responsible for H&M's expansion abroad.
1982–1998 Managing Director and Chief Executive Officer of H&M.
1998– Chairman of the Board of H&M.

Fred Andersson. Board member. Born 1946.
PRIMARY OCCUPATION CEO of Nicator Group AB.
BOARD ASSIGNMENTS Member of the boards of Consilium AB, Viamare Invest AB, Myresjöhus AB, Bonnier Industrier, Hammarplast Industrier, Climate Well.
EDUCATION Economics, Finnish Institute of Exports.
WORK EXPERIENCE
Founder of Indoor Design in Helsinki, design company with its own production operation.
1984 Managing Director of Ikea of Sweden, Ikea's product range and buying company.
1989 CEO of Scandic Hotels.
1993 Managing Director, Volvo Personbilar Sverige.
1998 founded Fred Andersson Coromandel companies, which he owns and runs.
2002 CEO and partner in the Nicator Group.

Werner Hofer. Board member and member of the Auditing Committee. Born 1935.
PRIMARY OCCUPATION Lawyer at Happ Luther & Partner in Hamburg.
BOARD ASSIGNMENTS Chairman of the boards of Puma AG, Electrolux Deutschland GmbH, AEG HausgeräteGmbH and D + H Mechatronic AG. Member of the boards of MITTAL STEEL Hamburg GmbH, MITTAL STEEL Ruhrort GmbH, MITTAL STEEL Germany GmbH, MITTAL STEEL Europe S.A.
EDUCATION 1958 First legal state examination at Oberlandesgericht (approx. Regional Court of Appeals) in Celle.
1959–1962 Educated at courts in Hannover, Lübeck and Schleswig.
1962 Second legal state examination at Hanseatisches Oberlandesgericht (approx. Local Superior Court) in Hamburg, April.
1962 Appointed as graduate civil servant at the Department of the Interior in Kiel.
1964 Legally qualified lawyer, Hamburg.
WORK EXPERIENCE
Partner in the law firm Happ Luther & Partner since 1 January 1966. Works mainly with international tax law, corporate law, business law and looking after the interests of family companies as a member of the boards of foundations, trusts and companies.

Sussi Kvart. Board member. Born 1956.
PRIMARY OCCUPATION Consulting, with a focus on strategic business advice, board procedures and corporate governance issues.
BOARD ASSIGNMENTS Member of the board of Kvinvest AB and of the board of Healthcare Provision, Stockholm County Council.
EDUCATION Bachelor of Laws, Lund University 1980.
WORK EXPERIENCE
1983–1989 Lagerlöf (now Linklaters) law firm, as lawyer from 1986.
1989–1991 Riksdagen (Swedish parliament), parliamentary office of the Swedish Liberal Party, political expert.
1991–1993 Swedish Cabinet Office, political expert.
1993–1999 Telefonaktiebolaget LM Ericsson, company solicitor.
1997–2001 Member of the Aktiebolagskommittén (Swedish Companies Act Committee).
2000–2001 Telefonaktiebolaget LM Ericsson, Corporate Marketing and Strategic Business Development. Working as a solicitor and with business development.
2002– Sussi Kvart AB.

Bo Lundquist. Board member and member of the Auditing Committee. Born 1942.
PRIMARY OCCUPATION Board assignments.
BOARD ASSIGNMENTS Chairman of the boards of Djurgården Fotboll, ACSC AB, DFAB, Teknikmagasinet Holding Nordic AB and the board of Stockholm University College of Physical Education and Sports (GIH). Member of the boards of an additional two unlisted companies.
EDUCATION M.Sc. Engineering, Chalmers University of Technology in Gothenburg 1968.
WORK EXPERIENCE
Senior positions in the public sector and in Swedish listed companies, including:
1984–1990 Vice President of Trelleborg.
1991–1998 Managing Director and Chief Executive Officer, at Esselte.
1994–1998 Involved in various important trade & industry organisations, including Chairman of the Federation of Swedish Commerce and Trade.

Stig Nordfelt. Board member and Chairman of the Auditing Committee. Born 1940.
PRIMARY OCCUPATION Consulting with a focus on board procedures, and Managing Director of Pilen AB and SFK Svensk Förvaltningskonsult AB.
BOARD ASSIGNMENTS Member of the boards of IBS AB and CGU Life AB.
EDUCATION M.Sc. Business and Economics from the School of Business, Economics and Law, Gothenburg University 1963.
WORK EXPERIENCE
1964–1981 Authorised Public Accountant, Reveko AB, Stockholm, from 1971 Senior Partner and joint owner.
1982–1985 Managing Director, Tornet AB, Stockholm.
1986– Managing Director, Pilen AB, Stockholm.

Melker Schörling. Board member. Born 1947.
PRIMARY OCCUPATION Chairman of Securitas AB and Hexagon AB.
OTHER BOARD ASSIGNMENTS Vice Chairman of Assa Abloy AB and Aarhus Karlshamn AB.
EDUCATION M.Sc. Business and Economics from the School of Business, Economics and Law, Gothenburg University 1970.
WORK EXPERIENCE
1970–1975 LM Ericsson, Mexico, controller.
1975–1979 ABB Fläkt, Stockholm, controller.
1979–1983 Essef Service, Stockholm, Managing Director.
1984–1987 Crawford Door, Lund, Managing Director.
1987–1992 Securitas AB, Stockholm, Managing Director and Chief Executive Officer.
1993–1997 Skanska AB, Stockholm, Managing Director and Chief Executive Officer.

Rolf Eriksen. Deputy member. Born 1944.
OCCUPATION Managing Director and CEO of H&M.
EDUCATION Five-year course in decoration and scene-painting in Copenhagen, Denmark, completed in 1964.
WORK EXPERIENCE
1966–1985 Marketing Manager for the Danish department store ANVA. Rolf Eriksen came to H&M in 1986 as Country Manager for H&M Denmark. For a four-year period in the 1990s he was also Country Manager for H&M Sweden. In March 2000 he became Managing Director and CEO of H & M Hennes & Mauritz AB.

Jan Jacobsen. Deputy member. Born 1951.
PRIMARY OCCUPATION Consultant.
BOARD ASSIGNMENTS Chairman of the Swedish Basketball Federation, member of the boards of RAM ONE AB, Case Investment AB and Teknikmagasinet Holding Nordic AB.
EDUCATION M.Sc. Business and Economics from the School of Business, Economics and Law, Gothenburg University 1973/74.
WORK EXPERIENCE
Jan Jacobsen has worked for H&M for 30 years, ten of which in various positions within finance, buying and store operations, and 20 years as Chief Financial Officer for the Group.

According to the Code, no deputies are to be appointed for members elected by the Annual General Meeting. The Board has two deputies and seven elected members. The Board was set up in this way before the Code went into effect.

Board fees

The 2005 Annual General Meeting resolved to pay fees to the elected Board members for the period until the end of the next AGM in an amount totalling SEK 3,900,000 to be allocated as follows:
SEK 300,000 to members not employed by the company,
SEK 50,000 extra to members in the Auditing Committee,
SEK 100,000 extra to the Chairman of the Auditing Committee,
SEK 200,000 to deputies not employed by the company, and SEK 1,700,000 to the Chairman of the Board.

Auditors

The Annual General Meeting appoints auditors every four years. The 2005 AGM appointed Authorised Public Accountants Åsa Lundvall and Erik Åström and deputies Torsten Lyth and Anders Wiger from the Ernst & Young AB accounting firm.

Åsa Lundvall, Authorised Public Accountant, has conducted auditing assignments for H&M for a number of years and has been a deputy auditor since the 2003 Annual General Meeting. At the 2005 AGM Åsa Lundvall was appointed as auditor for H&M.

Erik Åström, Authorised Public Accountant, conducts auditing assignments for a number of listed companies, such as Hakon Invest, Investment AB Kinnevik, Modern Times Group and onetwocom.

Ernst & Young AB is a member of a global network used for auditing assignments for most of the Group companies and meets H&M's requirements with respect to competence and geographical coverage. The auditors' independent status is guaranteed partly by the accounting firm's internal guidelines, and partly by the Auditing Committee's guidelines regulating which assignments the accounting firm is to conduct in addition to the audit.

AUDIT FEES
(SEK m)

	GROUP			PARENT COMPANY		
	04/05	03/04	02/03	04/05	03/04	02/03
Ernst & Young						
Audit assignments	10.3	8.0	7.4	1.9	1.5	1.4
Other assignments	5.1	5.8	5.5	0.4	0.3	0.1
Other auditors						
Audit assignments	2.2	2.1	2.5	-	-	-
Other assignments	2.1	1.7	1.2	-	-	-
Total	**19.7**	**17.6**	**16.6**	**2.3**	**1.8**	**1.5**

Board of Directors' work

The rules of procedure for the Board of Directors regulate such things as the distribution of work between the Board and the Managing Director, financial reporting, investments and financing policy. The rules also state that the Board shall hold five regular meetings per year in additional to the statutory meeting.

A written document defines the division of responsibility between the Board and the Managing Director. The Managing Director's responsibilities include issues relating to the establishment of new stores, buying, human resources, finance and accounts, as well as reporting to the Board on operating activities. The Managing Director is also responsible for relationships with the company's stakeholders, including finance markets and government agencies.

After the Annual General Meeting on 26 April 2005, the Board consists of the seven ordinary members elected at the AGM and two deputies. There are also two employee representatives with two deputies. The Board consists of eight men and five women. Over the past financial year, the Board held six meetings, one of which was the statutory Board meeting. At the statutory meeting Stefan Persson was re-elected as Chairman of the Board, and procedures for the Board, Auditing Committee and Election Committee were approved.

During the course of the year, the Board has continually kept abreast of the Group's financial development and position, has made decisions on investments for future financial years and on expansion into new markets, and has kept informed about organisational changes.

H&M has no remuneration committee as this area is considered to be the responsibility of the Board. The Board sets the Managing Director's salary on an annual basis according to the guidelines established by the Board. The employment terms for other senior executives are determined by the Managing Director and the Chairman of the Board. No severance pay is payable within H&M, except in the case of the Managing Director.

In connection with the Board's review of the proposed annual report for 2005, auditors Åsa Lundvall and Erik Åström gave an account of the year's audit work.

Financial reporting

H&M's financial reporting is carried out in compliance with the laws, statutes, agreements, regulations and recommendations that apply to companies listed on the Stockholm Stock Exchange. It falls to the Board of Directors to ensure the quality of financial reporting with the help, for example, of the Auditing Committee (see text below). More information is available in the Report on Internal Control of Financial Reporting.

Auditing Committee

H&M's Auditing Committee is appointed annually by the Board of Directors. The Auditing Committee, of which Stig Nordfelt is the Chairman and Werner Hofer and Bo Lundquist are members, held two meetings during the year at which minutes were kept. The majority of the members of the Auditing Committee are independent.

The Committee addressed issues concerning the company's financial reporting and the scope and focus of auditing assignments, and also updated the established guidelines for services other than audits that the company may purchase from the accounting firm. Authorised Public Accountants Åsa Lundvall and Erik Åström attended both of the Auditing Committee's meetings and reported to the Committee on their auditing work.

Company management

H&M's Managing Director is responsible for the day-to-day operations. The Managing Director has appointed a team of senior executives with ongoing responsibility for the various parts of the business. This team consists of the Managing Director himself and ten other individuals, three of whom are women. The executive management team is responsible for the following areas: Finance, Buying, Production, Expansion, Accounts, Human Resources, Marketing, Communications, Investor Relations and Corporate Social Responsibility.

For more information about the Managing Director, Rolf Eriksen, please see the section on the Board of Directors.

For information about salaries and benefits for the executive management team, please see Note 4 in the Annual Report. The principles for remuneration are essentially the same as those applied the previous year. There are no outstanding share- or share price-related incentive programmes for the Board of Directors or the senior executives.

H&M's Corporate Governance Report for 2005 is not part of the formal Annual Report and has not been reviewed by the company's auditors.

Stockholm, February 2006

The Board of Directors

BOARD OF DIRECTORS

MELKER SCHÖRLING
born 1947
Member of the Board since 1998.
OTHER BOARD ASSIGNMENTS:
Chairman of Securitas AB, Hexagon AB. Deputy chairman of Assa Abloy AB and Aarhus Karlshamn AB.

EVA NILSSON
born 1944
Deputy employee representative since 2003.

WERNER HOFER
born 1935
Lawyer at Happ Luther & Partner, Hamburg.
Member of the Board since 1996 and member of the Auditing committee.
OTHER BOARD ASSIGNMENTS:
Chairman of Puma AG, Electrolux Deutschland GmbH, AEG Hausgeräte GmbH and D + H Mechatronic AG. Member of the Boards of MITTAL STEEL Hamburg GmbH, MITTAL STEEL Ruhrort GmbH, MITTAL STEEL Germany GmbH, MITTAL STEEL Europe S.A.

JAN JACOBSEN
born 1951
Deputy member of the Board since 1985.
OTHER BOARD ASSIGNMENTS:
Chairman of the Swedish Basketball Federation. Member of the Board of RAM ONE AB, Case Investment AB and Teknikmagasinet Holding Nordic AB.

BO LUNDQUIST
born 1942
Member of the Board since 1995 and member of the Auditing committee.
OTHER BOARD ASSIGNMENTS:
Chairman of Djurgården Fotboll, ACSC AB, DFAB, Teknikmagasinet Holding Nordic AB and Stockholm University College of Physical Education and Sports (GIH).

STIG NORDFELT
born 1940
Managing Director, Pilen AB.
Member of the Board since 1987 and chairman of the Auditing committee.
OTHER BOARD ASSIGNMENTS:
Board member of IBS AB and CGU Life AB.

VIVIAN ENOCHSSON
born 1940
Employee representative since 1977.



AGNETA RAMBERG
born 1946
Deputy employee representative since 1997.

FRED ANDERSSON
born 1946
Chief Executive Officer of the Nicator Group AB.
Member of the Board since 1990.
OTHER BOARD ASSIGNMENTS:
Member of the Board of Consilium AB, Viamare Invest AB, Myresjöhus AB, Bonnier Industrier, Hammarplast Industrier, Climate Well.

MARIANNE NORIN-BROMAN
born 1944
Employee representative since 1995.

STEFAN PERSSON
born 1947
Chairman, H&M
Member of the Board since 1979.
OTHER BOARD ASSIGNMENTS:
The Association of the Stockholm School of Economics, and Board assignments in family-owned companies.

ROLF ERIKSEN
born 1944
Chief Executive Officer and Managing Director of H&M.
Deputy member of the Board since 2000.

SUSSI KVART
born 1956
Bachelor of Laws, Sussi Kvart AB.
Member of the Board since 1998.
OTHER BOARD ASSIGNMENTS:
Member of the Board of Kvinvest AB, the Board of Healthcare Provision, Stockholm County Council.

See the Corporate Governance Report for further information on the members of the Board.



THE BOARD OF DIRECTORS' REPORT ON INTERNAL CONTROL OF FINANCIAL REPORTING FOR THE 2005 FINANCIAL YEAR

This report has been prepared in accordance with the Swedish Code of Corporate Governance and the guidelines produced by the Swedish Institute of Authorised Public Accountants (FAR) and the Confederation of Swedish Enterprise, and applying the rules for transition published by the Swedish Corporate Governance Board on 15 December 2005. The report is limited to a description of the structure of internal control of financial reporting and, in compliance with the transition rules, contains no statements regarding how well the internal control has functioned.

Control environment

The Board's rules of procedure and instructions for the Managing Director and the Board's committees clearly define the distribution of roles and responsibilities to ensure that business risk is handled effectively. The goal of internal control within H&M is to create clear and effective decision processes where requirements, objectives and parameters are explicitly defined.

Members of the executive management team report on a regular basis to the Board of Directors based on established routines, as does the Auditing Committee. The management team is responsible for the systems of internal control that are required to handle the significant risk associated with day-to-day operations. This includes guidelines for various executives to ensure they understand and appreciate the significance of their role in maintaining good internal control.

All of H&M's subsidiaries use the same accounting system. This simplifies financial reporting and facilitates follow-up and control.

Risk assessment and control structures

H&M has established control structures to handle the risks that the Board deems significant with respect to the internal control of financial reporting. Within H&M these control structures consist of an organisation that, from an internal control perspective, allow the appropriate distribution of responsibility, and of specific control activities to detect mistakes in financial reporting or to prevent them ahead of time.

Information and communication

Important guidelines for financial reporting are updated and communicated on an ongoing basis. There are both formal and informal information channels through which co-workers can communicate important information to executive management and the Board of Directors.

H&M has a policy with guidelines for communication with external parties. The purpose of this policy is to ensure that all information obligations are met and that the information provided is both accurate and complete.

Follow-up

The Board of Directors continuously evaluates the information provided by the executive management team and the Auditing Committee. The Auditing Committee's task of monitoring the efficiency of internal control by the management team is of particular interest to the Board. This work includes checking that steps are taken with respect to any problems detected and suggestions made by external auditors to rectify them.

Internal audit

H&M has not found it necessary up to now to establish a formal internal audit function. This issue will be reviewed in 2006.

This report is not part of the formal Annual Report and has not been reviewed by the company's auditors.

Stockholm, February 2006

The Board of Directors

ANNUAL GENERAL MEETING

The Annual General Meeting will be held at the Stockholmsmässan (Victoriahallen) in Stockholm on Wednesday 3 May 2006, at 3 p.m.

Shareholders who are registrated in the share register print-out per Wednesday 26 April 2006 and give notice of their intention to participate in the Annual General Meeting no later than 12 noon, Friday 28 April 2006 are intitled to participate in the Annual General Meeting.

Nominee shares

Shareholders whose shares are registered in the name of a nominee must re-register their shares in their own names to be entitled to participate in the Annual General Meeting. In order to re-register shares for participation in the Annual General Meeting, shareholders should, in good time before 26 April 2006, request temporary owner registration, which is referred to as voting right registration.

Notice

Notice of intention to participate in the Annual General Meeting must be submitted by mail, telefax, telephone or on H&M's website to:

H & M Hennes & Mauritz AB
Salén – Head office, A7
SE-106 38 Stockholm
Telephone: +46 8 796 55 00
Fax: +46 8 796 55 44
www.hm.com/bolagsstamma

Shareholders must state in the notice their name, civil identity number, telephone number (daytime) and number of shares.

Dividend

The Board of Directors and the Managing Director have decided to propose to the Annual General Meeting a dividend for 2005 of SEK 9.50 per share.

The Board of Directors has proposed Monday, 8 May 2006 as record day. With this record day, VPC (Swedish Securities Register Centre) is expected to pay the dividend on 11 May 2006.

To have right to get a dividend H&M shares must be bought on 3 May 2006 at latest.

FINANCIAL INFORMATION

H & M Hennes & Mauritz AB will provide the following information for the 2006 financial year:

Three Months Report	29 March
Six Months Report	21 June
Nine Months Report	27 September

As previously, we plan to publish monthly sales figures on the 15th the following month. When the 15th occurs on a weekend, the sales figures will then be published on the following weekday. However, the sales figures for February, May, August and December are planned to be published in each following interim report.

This information will be available at **www.hm.com.**

ADDRESSES

www.hm.com

Head office
H & M HENNES & MAURITZ AB
Regeringsgatan 48
SE-106 38 Stockholm
Tel: +46 8 796 55 00

Austria
H & M HENNES & MAURITZ GesmbH
Kirchengasse 6, 6th floor
AT-1070 Vienna
Tel: +43 1 585 84 00

Belgium
H & M HENNES & MAURITZ
BELGIUM NV
Rue de la Madeleine, 51
BE-1000 Brussels
Tel: +32 2 219 98 70

Canada
H & M HENNES & MAURITZ Inc.
1 Dundas Street West
Suite 1808
P.O. Box 47
Toronto ON M5G 1Z3
Tel: +1 416 623 4300

Czech Republic
H & M HENNES & MAURITZ CZ, s.r.o.
c/o H&M GesmbH
Kirchengasse 6, 6th floor
AT-1070 Vienna
Tel: +43 1 585 84 00

Denmark
H & M HENNES & MAURITZ A/S
Amagertorv 21, 4. sal
DK-1160 Copenhagen K
Tel: +45 70 10 23 31

Finland
H & M HENNES & MAURITZ OY
Aleksanterinkatu 42 B
PL 389
FI-00100 Helsinki
Tel: +358 9 34 34 950

France
H & M HENNES & MAURITZ SARL
2–4 Rue Charras, 4th floor
FR-75009 Paris
Tel: +33 1 53 20 71 00

Germany
H & M HENNES & MAURITZ GmbH
Spitalerstrasse 12
DE-200 95 Hamburg
Tel: +49 40 350 95 50

Hungary
H & M HENNES & MAURITZ Kft
c/o H&M GesmbH
Kirchengasse 6, 6th floor
AT-1070 Vienna
Tel: +43 1 585 84 00

Ireland
H & M HENNES & MAURITZ (Ireland) Ltd
c/o H&M Ltd
Holden House, 2nd floor
57 Rathbone Place
GB-London W1T 1HE
Tel: +44 20 7323 22 11

Italy
H & M HENNES & MAURITZ S.R.L.
Piazza Missori 3
IT-20123 Milan
Tel: +39 02 80 68 41

Luxembourg
H & M Reinsurance SA
c/o H&M Belgium NV
Rue de la Madeleine, 51
BE-1000 Brussels
Tel: +32 2 219 98 70

Netherlands
H & M HENNES & MAURITZ
NETHERLANDS BV
Kalverstraat 112-II
NL-1012 PK Amsterdam
Tel: +31 20 556 77 77

Norway
H & M HENNES & MAURITZ A/S
Nedre Slottsgate 10B, 4 etg.
PB 68 Alnabru
NO-0614 Oslo
Tel: +47 21 62 08 00

H & M HENNES & MAURITZ A/S
(catalogue and online sales)
Bolerveien
PB 104
NO-2020 Skedsmokorset
Tel: +47 63 87 00 40

Poland
H & M HENNES & MAURITZ sp.z.o.o.
ul. Marszałkowska 104/122 (3 piętro)
PL-00-017 Warsaw
Tel: +48 22 551 73 10

Portugal
Divided Moda-Comércio de Vestuário,
Unipessoal lda.
Avda. da Republica, 90 3°
1649-024 Lisboa
Tel: +34 93 260 86 60

Slovenia
H & M HENNES & MAURITZ d.o.o.
c/o H&M GesmbH
Kirchengasse 6, 6th floor
AT-1070 Vienna
Tel: +43 1 585 84 00

Sweden
H & M HENNES & MAURITZ AB
Sveavägen 9, 7th floor
SE-106 38 Stockholm
Tel: +46 8 796 55 00

H & M ROWELLS AB
Hultagatan 47
SE-501 89 Borås
Tel: +46 33 16 97 00

Spain
Hennes & Mauritz SL
Plaza Cataluña 9, 2° 2°
ES-08002 Barcelona
Tel: +34 93 260 86 60

Switzerland
H & M HENNES & MAURITZ SA
Rue du Marché 40, 4th floor
CH-1204 Geneva
Tel: +41 22 317 09 09

UK
H & M HENNES Ltd
Holden House, 2nd floor
57 Rathbone Place
GB-London W1T 1HE
Tel: +44 20 7323 22 11

USA
H & M HENNES & MAURITZ LP
47 West 34th Street, 3rd floor
New York, NY 10001
Tel: +1 212 564 9922

CONTACTS

Head office

MD Rolf Eriksen
FINANCE Leif Persson
EXPANSION Kent Gustafsson
INVESTOR RELATIONS Nils Vinge
ACCOUNTS Anders Jonasson
BUYING Madeleine Persson
PRODUCTION Karl Gunnar Fagerlin
DESIGN Margareta van den Bosch
CORPORATE SOCIAL RESPONSIBILITY
Ingrid Schullström
MARKETING Jörgen Andersson
COMMUNICATIONS Kristina Stenvinkel
PERSONNEL Pär Darj
IT Kjell-Olof Nilsson
LOGISTICS Danny Feltmann



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